UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tableau Software, Inc.

(Name of Subject Company)

Tableau Software, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock—87336U105

Class B Common Stock—None

(CUSIP Number of Class of Securities)

Keenan M. Conder

Executive Vice President, General Counsel and Corporate Secretary

Tableau Software, Inc.

1621 North 34th Street

Seattle, Washington 98103

(206) 633-3400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Jodie M. Bourdet, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Tableau Software, Inc., a Delaware corporation (“Tableau” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Tableau. The address of Tableau’s principal executive office is 1621 North 34th Street, Seattle, Washington 98103. The telephone number of Tableau’s principal executive office is (206) 633-3400.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the Class A common stock, $0.0001 par value per share, of Tableau (the “Class A common stock”) and Class B common stock, $0.0001 par value per share, of Tableau (the “Class B common stock”, and together with the Class A common stock, “Tableau common stock”). As of June 24, 2019, (i) 77,003,759 shares of Class A common stock were issued and outstanding, (ii) 10,368,961 shares of Class B common stock were issued and outstanding, (iii) 915,230 shares of Tableau common stock are subject to issuance pursuant to outstanding options, (iii) 7,286,654 shares of Tableau common stock are issuable upon settlement of restricted stock units outstanding, (iv) 85,497 shares of Tableau common stock are issuable upon settlement of performance stock units outstanding and (v) 77,024 shares of Tableau common stock are estimated to be subject to outstanding rights under Tableau’s 2013 Employee Stock Purchase Plan (the “ESPP”) (based on estimated total employee contributions to the ESPP from June 1, 2019 through July 31, 2019 and assuming the closing price per share of Tableau common stock as reported by the New York Stock Exchange (the “NYSE”) on the purchase date for the current offering period was equal to the transaction consideration (as defined below)).

Item 2. Identity and Background of Filing Person.

Name and Address

Tableau, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Tableau are set forth in “Item 1. Subject Company Information—Name and Address” above.

Exchange Offer

This Schedule 14D-9 relates to the exchange offer by Sausalito Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Purchaser and Salesforce with the Securities and Exchange Commission (the “SEC”) on July 3, 2019, pursuant to which the Purchaser is offering to acquire all of the issued and outstanding shares of Tableau common stock.

The terms and conditions of the offer are set forth in Salesforce’s prospectus/offer to exchange (as it may be amended or supplemented from time to time, the “offer to exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Salesforce has filed on July 3, 2019 with the SEC, and which, with the related letter of transmittal, together constitute the “offer.” Each Tableau stockholder that participates in the offer will receive, for each share of Tableau common stock validly tendered and not validly withdrawn, 1.103 (the “exchange ratio”) of a share of Salesforce common stock, $0.001 par value per share (“Salesforce common stock”), together with cash in lieu of any fractional shares of Salesforce common stock, without interest and subject to reduction any applicable withholding taxes (the “transaction consideration”).

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Salesforce, the Purchaser and Tableau. A more complete description of the merger agreement is described in the offer to exchange under the caption

1.

“Merger Agreement” and a copy of the merger agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

Pursuant to the terms of the merger agreement, subject to the satisfaction or waiver of the offer conditions (as set forth in the merger agreement), upon the expiration of the offer, the Purchaser is required to accept for payment, and exchange for, all shares of Tableau common stock that are validly tendered and not validly withdrawn promptly after the expiration of the offer (or, at Salesforce’s election, concurrently with the expiration of the offer if all conditions to the offer have been satisfied or waived) (such time of acceptance, the “acceptance time”).

Promptly following the completion of the offer, upon the terms and subject to the conditions of the merger agreement, the Purchaser will be merged with and into Tableau, with Tableau surviving as a wholly owned subsidiary of Salesforce (the “merger”). Tableau does not expect there to be a significant period of time between the consummation of the offer and the consummation of the merger. The merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the merger without a vote of the Tableau stockholders upon the acquisition by the Purchaser of a majority of the aggregate voting power of shares of Tableau common stock that are then outstanding (for the avoidance of doubt, assuming that shares of Class B common stock validly tendered (and not validly withdrawn) will convert into shares of Class A common stock upon the consummation of the offer). In the merger, each then-outstanding share of Tableau common stock, other than shares of Tableau common stock held in treasury, by Salesforce, Tableau or their respective subsidiaries, will be cancelled and converted into the right to receive the transaction consideration.

The Purchaser commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the offer on July 3, 2019. The offer and withdrawal rights will expire at midnight, Eastern Time, at the end of July 31, 2019, subject to extension in certain circumstances as required or permitted by the merger agreement, the SEC or applicable law.

The foregoing summary of the offer, the merger, the merger agreement and the transactions contemplated thereby (the “transactions”) is qualified in its entirety by the more detailed description contained in the offer to exchange and the merger agreement, each of which are filed as Exhibits (a)(1)(A) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of the Tableau stockholders. Tableau is not asking for a proxy and you are requested not to send Tableau a proxy. Any solicitation of proxies that Salesforce or Tableau might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the principal executive offices of the Purchaser and Salesforce are located at Salesforce Tower, 415 Mission Street, 3rd Floor, San Francisco, California 94105, and the telephone number of their principal executive offices is (415) 901-7000.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Tableau’s website at www.investors.tableau.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Tableau, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Tableau or its affiliates, on the one hand, and (i) any of Tableau’s executive officers, directors or affiliates, or (ii) Salesforce, the Purchaser or their respective executive officers, directors or affiliates, on the other hand.

2.

For purposes of all of the Tableau agreements and plans described below, the consummation of the offer will constitute a “change in control.”

The Tableau board of directors (the “Tableau Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Tableau’s Reasons for the Offer and the Merger.”

Arrangements between Tableau and Salesforce

Merger Agreement

A summary of the material terms of the merger agreement described in the offer to exchange under the caption “Merger Agreement” is incorporated herein by reference. The merger agreement summary in the offer to exchange may not contain all of the information about the merger agreement that is important to the Tableau stockholders, and the Tableau stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not by the summary described in the offer to exchange under the caption “Merger Agreement.”

The merger agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On February 27, 2019, Tableau and Salesforce entered into a mutual confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The Confidentiality Agreement included a twelve-month mutual standstill with a standard fall-away provision and permission for a party to confidentially approach the counterparty’s senior management, the board of directors or financial advisor during the standstill period. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

On May 18, 2019, Tableau and Salesforce entered into an exclusivity agreement, which was subsequently amended on June 4, 2019 (the “Exclusivity Agreement”), pursuant to which, among other things, Tableau agreed to a period of exclusive negotiation with Salesforce for a strategic transaction. The exclusivity agreement also provided that Tableau would immediately terminate any ongoing discussions, communications or negotiations with other parties relating to any possible acquisition transaction and provide Salesforce with notice of any expression of interest, inquiry, proposal or offer relating to a possible acquisition transaction received by Tableau or by any of Tableau’s financial or legal advisors from any person or entity (other than Salesforce or its representatives). The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, filed as Exhibits (e)(4) and (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements Following the Merger

Please see “—Executive Offer Letters and Arrangements–Salesforce Offer Letters” below.

Arrangements between Salesforce, the Purchaser and the Current Executive Officers, Directors and Affiliates of Tableau

Tableau’s directors and executive officers may have interests in the offer, the merger and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the Tableau

3.

stockholders generally. These interests may include, among others, agreements that certain officers have entered into with Tableau that provide for the acceleration of stock options and restricted stock units in the event the officer experiences a qualifying termination of employment within a specified period following a change of control of Tableau, payments of severance benefits under Tableau’s change in control severance agreements with executive officers, agreements that certain executive officers have entered into with Salesforce that provide for grants of Salesforce equity awards following the effective time and certain indemnification obligations. These interests may create potential conflicts of interest. The Tableau Board was aware of these interests and considered them, among other matters, in recommending the offer and approving the merger agreement and the transactions contemplated by the merger agreement, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Tableau’s Reasons for the Offer and the Merger.”

Letter Agreement

Concurrently with the execution of the merger agreement, on June 9, 2019, Christian Chabot, Christopher Stolte and Patrick Hanrahan (collectively the “founders”) entered into a Letter Agreement with Salesforce and the Purchaser (the “Letter Agreement”). Subject to the terms and conditions of the Letter Agreement, the founders agreed, among other things, to convert all of the founders’ shares of Class B common stock into shares of Class A common stock prior to the expiration of the offer, subject to the terms and conditions of the Letter Agreement, including (i) that, prior to the expiration of the offer, there have been validly tendered and not validly withdrawn a number of shares of Tableau common stock that, upon the consummation of the offer (assuming that shares of Class B common stock validly tendered (and not validly withdrawn) will convert into shares of Class A common stock upon the consummation of the offer), together with shares of Tableau common stock then owned by Salesforce and the Purchaser (if any), would represent at least a majority of the aggregate voting power of the shares of Tableau common stock outstanding immediately after the consummation of the offer (the “minimum tender condition”) and (ii) receipt from Salesforce of a notice specifying that all of the conditions to the offer have been either satisfied or waived by Salesforce and Purchaser (for purposes of this notice, the satisfaction of the minimum tender condition will be tested assuming that all shares of Class B common stock of all founders are converted into Class A common stock and tendered prior to the expiration of the offer). The Letter Agreement terminates upon certain events, including the effective time or the termination of the merger agreement in accordance with its terms. The founders have also conveyed to both Tableau and Salesforce that they intend to tender into the offer.

The shares of Tableau common stock subject to the Letter Agreements represent approximately 11.8% of the shares of Class A common stock on an as-converted basis and 99.8% of the shares of Class B common stock, in each case, outstanding as of June 24, 2019.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated by reference herein.

Effect of the Offer and the Merger on Tableau Common Stock and Equity Awards

Consideration for Tableau Common Stock in the Merger

The following table sets forth the number of shares of Tableau common stock beneficially owned as of June 24, 2019 by each of our executive officers and directors, excluding shares issuable upon exercise of stock options, vesting of restricted stock units or performance share units and the aggregate transaction consideration payable for such shares. Each holder of shares of Tableau common stock who otherwise would be entitled to receive a fraction of a share of Salesforce common stock under the merger agreement will receive cash, without interest, in an amount equal to such fractional part of a share of Salesforce common stock multiplied by the volume weighted average closing sale price of one (1) share of Salesforce common stock as reported on the NYSE for the ten consecutive trading days ending on the trading day immediately prior to the acceptance time (the “Salesforce trading price”), rounded to the nearest whole cent. The amounts in this table assume that the transaction

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consideration is $177.88, the product of the exchange ratio and $161.27, the closing sale price of Salesforce common stock on June 7, 2019 (the trading day preceding June 10, 2019, the date on which the execution of the merger agreement was first publicly announced). This information is based on the number of shares of Tableau common stock held by Tableau’s directors and executive officers as of June 24, 2019. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid.

Name	Number of Shares of Tableau Common Stock Beneficially Owned	Number of Shares of Salesforce Common Stock for Shares	Total Value of Shares ($)(1)
Adam Selipsky	8,725	9,623	1,551,901
Christian Chabot	2,349,598	2,591,606	417,948,300
Patrick Hanrahan	6,863,170	7,570,076	1,220,826,157
Christopher Stolte	1,141,661	1,259,252	203,079,570
William Bosworth	9,153	10,095	1,628,021
Elliott Jurgensen, Jr.	2,722	3,002	484,133
Hilarie Koplow-McAdams	5,549	6,120	986,972
Gerri Martin-Flickinger	1,452	1,601	258,193
John McAdam	16,835	18,569	2,994,623
Brooke Seawell	31,297	34,520	5,567,040
Damon Fletcher	2,861	3,155	508,807
Keenan Conder	45,069	49,711	8,016,893
Dan Miller	10,255	11,311	1,824,125
Mark Nelson	12,113	13,360	2,154,567

(1)	Does not include cash for fractional shares of Salesforce common stock.

Consideration for Tableau Options in the Merger—Generally

At the effective time of the merger (the “effective time”), each option to purchase shares of Tableau common stock that is outstanding and unexercised immediately prior to the effective time (each, a “Tableau option”) (whether vested or unvested) held by any former employee of Tableau will be cancelled and converted into the right to receive the transaction consideration in respect of each “net share” covered by such Tableau option, where “net share” means the quotient obtained by dividing (a) the product of (1) the excess, if any, of the “per share cash equivalent consideration” (defined below) over the per share exercise price applicable to the Tableau option, multiplied by (2) the number of shares subject to the Tableau option immediately prior to the effective time, by (b) the per share cash equivalent consideration, less applicable tax withholdings. As used in the offer to exchange, the “per share cash equivalent consideration” means the product (rounded to the nearest cent) obtained by multiplying (i) the exchange ratio by (ii) the Salesforce trading price.

At the effective time, each Tableau option not held by a former employee of Tableau at the effective time will be assumed and automatically converted into an option to purchase the number of shares of Salesforce common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Tableau common stock subject to the Tableau option immediately prior to the effective time by the exchange ratio (each, an “adjusted option”). Each adjusted option will have an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the Tableau option by the exchange ratio and will otherwise be subject to the same terms and conditions as were applicable to such Tableau option prior to the effective time.

Consideration for Tableau Restricted Stock Units and Performance Share Units in the Merger—Generally

At the effective time, each Tableau restricted stock unit award that is outstanding immediately prior to the effective time (each, a “Tableau RSU award”) held by a non-employee director of Tableau will vest as of the effective time and will be cancelled and converted into the right to receive the transaction consideration in respect of each share of Tableau common stock subject to such Tableau RSU award.

5.

At the effective time, each Tableau RSU award held by an individual who is not a non-employee director of Tableau at the effective time will be assumed and automatically converted into a restricted stock unit, on the same terms and conditions as were applicable to such Tableau RSU award prior to the effective time, with respect to a number of shares of Salesforce common stock (rounded to the nearest whole share) determined by multiplying the number of shares of Tableau common stock subject to the Tableau RSU award by the exchange ratio. Each converted Tableau RSU award will be subject to the same terms and conditions as were applicable to such Tableau RSU award prior to the effective time, except that it will vest after the effective time solely based on continued service to Salesforce and its affiliates.

At the effective time, each Tableau performance share unit award that is outstanding immediately prior to the effective time (each, a “Tableau PSU award”) will be assumed and automatically converted into a restricted stock unit with respect to a number of shares of Salesforce common stock (rounded to the nearest whole share) determined by multiplying the number of shares of Tableau common stock subject to the Tableau PSU award by the exchange ratio; provided that the number of shares of Tableau common stock subject to a Tableau PSU award equals the number of shares that would have vested based on the achievement of performance at target levels. Each converted Tableau PSU award will be subject to the same terms and conditions as were applicable to such Tableau PSU award prior to the effective time, except that it will vest after the effective time solely based on continued service to Salesforce and its affiliates.

Consideration for Tableau Options and Tableau RSU Awards Held by Directors and Executive Officers in the Merger

Treatment of Director Equity Awards

As of June 24, 2019, Tableau’s non-employee directors held Tableau options to purchase 289,812 shares of Tableau common stock, with exercise prices ranging from $7.17 to $7.47, all of which are vested. As of the same date, Tableau’s non-employee directors held Tableau RSU awards covering 18,686 shares and did not hold any Tableau PSU awards.

At the effective time, all Tableau options held by a non-employee director of Tableau will be assumed and automatically converted into options covering shares of Salesforce common stock, as discussed above. At the effective time, each Tableau RSU award that is outstanding and held by a non-employee director of Tableau will vest and be cancelled and automatically converted into the right to receive the transaction consideration, as discussed above.

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Treatment of Executive Officer Equity Awards

As of June 24, 2019, Tableau’s executive officers held Tableau options to purchase 75,000 shares of Tableau common stock, with an exercise price of $54.87, of which options to purchase 51,562 shares of Tableau common stock are vested. As of the same date, Tableau’s executive officers held Tableau RSU awards covering 438,494 shares and held Tableau PSU awards covering 36,548 shares (assuming performance goals are achieved at target levels).

Assuming continued employment through the effective time, all Tableau options, Tableau RSU awards and Tableau PSU awards held by Tableau’s executive officers will be assumed and converted into awards covering shares of Salesforce common stock, as discussed above.

As discussed in more detail below, pursuant to the terms of the change in control agreements entered into with each of Tableau’s executive officers (each, a “change in control agreement”), if, within twelve months following the date of a change of control of Tableau, such as the completion of the offer, the executive officer’s employment is terminated by Tableau without cause (as such term is defined in the applicable change in control

6.

agreement) or the executive officer resigns for good reason (as such term is defined in the applicable change in control agreement), and provided the executive officer executes a general release in a form provided by Tableau at the time of his or her termination of employment, then vesting with respect to 100% of the then unvested shares subject to the executive officer’s adjusted options or converted Tableau RSU awards and converted Tableau PSU awards will accelerate.

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Table of Estimated Consideration for Equity Awards

Directors

The table below sets forth, for each of our non-employee directors, the aggregate number of Tableau options and Tableau RSU awards that are held by our non-employee directors as of June 24, 2019.

Name	Vested Tableau Options (#)(1)	Unvested Tableau Options (#)(2)	Value of Tableau Options ($)(3)	Tableau RSU Awards (#)(4)	Value of Tableau RSU Awards ($)(5)	Total ($)(6)
Christian Chabot	—	—	—	—	—	—
Patrick Hanrahan	—	—	—	—	—	—
Christopher Stolte	259,812	—	44,352,507	—	—	44,352,507
William Bosworth	1,000	—	170,690	2,051	364,832	535,522
Elliott Jurgensen, Jr.	29,000	—	4,941,890	2,051	364,832	5,306,722
Hilarie Koplow-McAdams	—	—	—	5,236	931,380	931,380
Gerri Martin-Flickinger	—	—	—	5,246	933,158	933,158
John McAdam	—	—	—	2,051	364,832	364,832
Brooke Seawell	—	—	—	2,051	364,832	364,832

(1)	Represents the number of Tableau options that are outstanding and vested in accordance with their terms as of June 24, 2019, assuming that such date occurs prior to the effective time.
(2)	Represents the number of Tableau options that are outstanding and unvested in accordance with their terms as of June 24, 2019, assuming that such date occurs prior to the effective time.
(3)

Equals (i) the number of shares of Tableau common stock subject to outstanding Tableau options as of June 24, 2019 (that is, the sum of the number of shares shown in the “Vested Tableau Options” and the “Unvested Tableau Options” columns), multiplied by (ii) (a) $177.88, the product of the exchange ratio and $161.27, the closing sale price of Salesforce common stock on June 7, 2019, reduced by (b) the exercise price of the Tableau option.

(4)

Represents the number of Tableau RSU awards that will vest immediately prior to the effective time in accordance with the terms of the merger agreement, assuming the effective time occurs on June 24, 2019.

(5)	Equals (i) the number of Tableau RSU awards, multiplied by (ii) $177.88, the product of the exchange ratio and $161.27, the closing sale price of Salesforce common stock on June 7, 2019.
(6)	Equals the sum of the amounts shown in the “Value of Tableau Options” and the “Value of Tableau RSU Awards” columns.

7.

Executive Officers

The table below sets forth, for each of our executive officers, the aggregate number of vested Tableau options that are held by our executive officers as of June 24, 2019, and the aggregate number of unvested Tableau options and unvested Tableau RSU awards held by our executive officers as of June 24, 2019 that would accelerate upon a qualifying termination.

Name	Vested Tableau Options (#)(1)	Value of Vested Tableau Options ($)(2)	Accelerated Unvested Tableau Options Upon a Qualifying Termination (#)(3)	Value of Accelerated Unvested Tableau Options Upon a Qualifying Termination ($)(4)	Accelerated Tableau RSU Awards Upon a Qualifying Termination (#)(5)	Value of Accelerated Tableau RSU Awards Upon a Qualifying Termination ($)(6)	Total ($)(7)
Adam Selipsky	51,562	6,342,642	23,438	2,883,108	231,592	41,195,585	50,421,335
Damon Fletcher	—	—	—	—	50,355	8,957,147	8,957,147
Dan Miller	—	—	—	—	87,115	15,496,016	15,496,016
Mark Nelson	—	—	—	—	66,727	11,869,399	11,869,399
Keenan Conder	—	—	—	—	39,253	6,982,324	6,982,324

(1)	Represents the number of Tableau options that are outstanding and vested in accordance with their terms as of June 24, 2019, assuming such date occurs prior to the effective time.
(2)

Equals (i) the number of shares of Tableau common stock shown in the “Vested Tableau Options” column, multiplied by (ii) (a) $177.88, the product of the exchange ratio and $161.27, the closing sale price of Salesforce common stock on June 7, 2019, reduced by (b) the exercise price of the Tableau option.

(3)

Represents the number of Tableau options that would vest upon a qualifying termination of employment immediately following the effective time, assuming the termination and effective time occurs on June 24, 2019. For each executive officer, this number represents 100% of the unvested shares subject to his Tableau options.

(4)

Equals (i) the number of shares of Tableau common stock shown in the “Accelerated Unvested Tableau Options Upon a Qualifying Termination” column, multiplied by (ii) (a) $177.88, the product of the exchange ratio and $161.27, the closing sale price of Salesforce common stock on June 7, 2019, reduced by (b) the exercise price of the Tableau option. Assumes that each executive officer experiences a qualifying termination of employment immediately following the effective time, assuming the termination and effective time occurs on June 24, 2019.

(5)

Represents the number of Tableau RSU awards (including Tableau PSU awards) that would vest upon a qualifying termination of employment immediately following the effective time, assuming the termination and effective time occurs on June 24, 2019. For each executive officer, this number represents 100% of the unvested shares subject to the awards and assumes any applicable performance metrics are achieved at target.

(6)

Equals (i) the number of Tableau RSU awards shown in the “Accelerated Tableau RSU Awards Upon a Qualifying Termination” column, multiplied by (ii) $177.88, the product of the exchange ratio and $161.27, the closing sale price of Salesforce common stock on June 7, 2019. Assumes that each executive officer experiences a qualifying termination of employment immediately following the effective time, assuming the termination and effective time occurs on June 24, 2019.

(7)

Equals the sum of amounts shown in the “Value of Vested Tableau Options,” “Value of Accelerated Unvested Tableau Options Upon a Qualifying Termination” and the “Value of Accelerated Tableau RSU Awards Upon a Qualifying Termination” columns.

Founder Offer Letters and Arrangements

The founders do not receive compensation for their service as directors and instead are compensated for their services to Tableau as employees. Per the terms of their respective offer letters with Tableau, the founders

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are each entitled to receive certain severance benefits as described herein. For each founder, if, within twelve months following the date of a change of control of Tableau, such as the completion of the offer, the founder’s employment is terminated by Tableau without cause or, solely with respect to Messrs. Chabot and Stolte, such founder resigns for good reason, and provided that such founder executes a general release in a form provided by Tableau at the time of his termination of employment, then such founder will be entitled to: (i) a lump sum payment equal to twelve months’ of base salary for Messrs. Chabot and Stolte and six months’ of base salary for Mr. Hanrahan and (ii) reimbursement of COBRA premiums for a period of up to twelve months for Messrs. Chabot and Stolte and up to six months for Mr. Hanrahan. Each of Mr. Stolte and Mr. Chabot would also be entitled to vest in any then-unvested Tableau equity awards. The estimated amount of these payments is $130,000 for each of Messrs. Stolte and Chabot and $50,000 for Mr. Hanrahan. As of June 24, 2019, neither of Messrs. Stolte and Chabot hold any unvested Tableau equity awards.

Executive Offer Letters and Arrangements

Offer Letters

Each of our executive officers is an at-will employee. Offer letters with our executive officers set forth the executive officer’s salary, short-term and long-term incentive compensation opportunities, signing bonus and benefit plan participation. Each of our executive officers has also executed our standard form of confidential information and invention assignment agreement.

Change in Control Agreements

In order to ensure retention of key personnel and continuity of the business in the event of a change in control, we have also previously entered into change in control agreements with key personnel, including each of our named executive officers, the terms of which were approved by our Compensation Committee.

The change in control agreements provide for the following benefits upon a “Covered Termination” (as described below):

•	a lump sum payment equal to twelve months of such executive’s then-current base salary;

•	reimbursement of COBRA premiums for a period of up to twelve months; and

•	100% acceleration of vesting of all then-unvested equity awards held by such executive.

For purposes of the change in control agreements:

•

“Covered Termination” means dismissal or discharge for reasons other than Cause (and other than as a result of death or disability), or termination of employment for Good Reason, either of which occurs within twelve months following the effective date of a change in control.

•

“Cause” means the executive’s (i) willful failure to substantially perform his or her duties to Tableau or deliberate and material violation of a Company policy; (ii) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to Tableau; (iii) unauthorized use or disclosure by executive of any proprietary information or trade secrets of Tableau or any other party to whom the named executive officer owes an obligation of nondisclosure as a result of his or her relationship with Tableau; or (iv) willful breach of any obligations under any written agreement or covenant with Tableau, in each case in the reasonable determination of the Tableau Board.

•

“Good Reason” means the occurrence of one or more of the following, without an executive’s express written consent (i) a material reduction in executive’s responsibilities, provided that neither a mere change in title alone nor reassignment following a change in control to a position that is substantially similar to the position held prior to the change in control will constitute a material reduction in job

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responsibilities; (ii) relocation by Tableau or a subsidiary, parent, affiliate or successor thereto, as appropriate, of executive’s primary business location that increases one way commute by more than 35 miles; or (iii) a reduction in then-current base salary by at least 10%, provided that an across-the-board reduction in the salary level of all other employees or consultants in positions similar to executive’s by the same percentage amount as part of a general salary level reduction will not constitute such a salary reduction.

Payment of any severance benefits described above is conditioned on the executive’s timely execution of a general release of claims in our favor and compliance with a twelve month non-compete.

Salesforce Offer Letters

Our executive officers have entered into new offer letters for continued at-will employment with Salesforce in connection with the transaction. These offer letters with Salesforce (the “Salesforce offer letters”), which will be effective as of the effective time (with the compensation and benefits set forth therein to become effective on a date chosen by Salesforce), provide each individual with an annual base salary, annual cash incentive bonus, equity-based awards, and participation in Salesforce benefit plans. All equity grants (stock options and restricted stock units (“RSUs”)) require continuous service over an extended period of time (up to four years in some cases) in order to vest, are subject to approval of the Compensation Committee of the Salesforce Board of Directors, and will be subject to Salesforce’s applicable equity plan documents and individual award agreements. The Salesforce offer letters are described in more detail below.

•

Adam Selipsky. Mr. Selipsky will serve as Chief Executive Officer and President of Tableau, with an annual base salary of $800,000 and a target annual bonus of 100% of base salary. Immediately prior to the effective time, Tableau will pay Mr. Selipsky his target bonus under his current bonus plan with Tableau, with such amount pro-rated based on the number of days lapsed between January 1 of the year in which the effective time occurs and the date of the effective time. Mr. Selipsky will be granted RSUs with a value of $5,500,000, with 25% vesting on the first anniversary of the grant date and 1/16th vesting each quarter thereafter; RSUs with a value of $4,000,000, with 40% vesting on the third anniversary of the grant date and 60% vesting on the fourth anniversary of the grant date; stock options with a value of $5,500,000, with 25% vesting on the first anniversary of the grant date and 1/48th of the grant amount vesting each month thereafter; and stock options with a value of $4,000,000, with 40% vesting on the third anniversary of the grant date and 60% vesting on the fourth anniversary of the grant date. Continued vesting is in all cases subject to Mr. Selipsky’s continued employment through the applicable vesting date. As of the effective time, any of Mr. Selipsky’s outstanding Tableau equity awards that are outstanding as of immediately prior to the effective time will be assumed and converted into Salesforce awards, except that 50% of any Tableau equity awards scheduled to vest after the third anniversary of the effective time will instead vest on the second anniversary of the effective time and 50% of any Tableau equity awards scheduled to vest after the third anniversary of the effective time will instead vest on the third anniversary of the effective time, in all cases subject to Mr. Selipsky’s continued employment through the applicable vesting date. Commencing in March 2020, Mr. Selipsky will be eligible to receive annual refresh grants of equity awards, as determined in the sole discretion of the Salesforce Board of Directors Compensation Committee. The Company intends to recommend to the Compensation Committee that the amount of such refresh be $12,000,000, with standard vesting terms. In March 2021, Mr. Selipsky will be eligible to receive an annual refresh grant of equity awards, as determined in the sole discretion of the Salesforce Board of Directors Compensation Committee. The Company intends to recommend to the Compensation Committee that the amount of this such refresh be $13,000,000, with standard vesting terms.

•

Damon Fletcher. Mr. Fletcher will serve as Chief Financial Officer of Tableau, with an annual base salary of $500,000 and a target annual bonus of $300,000. Mr. Fletcher will continue to participate in Tableau’s bonus plan through January 31, 2020. Mr. Fletcher’s Salesforce offer letter also provides for a cash retention bonus of $600,000, payable in four equal annual installments of $150,000, with the

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first payment to be paid no later than 30 days following the effective time of the transaction and the next three payments to be made on the first three anniversaries of the closing. In the event Mr. Fletcher’s employment is terminated, he will forfeit any unpaid portion of the cash retention bonus and the last installment of the retention bonus paid prior to his termination date will be subject to a pro-rated claw back, with proration based on the number of months he was employed between the last payment date prior to his termination and the twelve month anniversary of such payment date. Mr. Fletcher will be granted RSUs with a value of $1,000,000, with 25% vesting on the first anniversary of the grant date and 1/16th of the grant amount vesting each quarter thereafter; RSUs with a value of $3,500,000, with 3/7th vesting on the first anniversary of the grant date and 4/7th of the grant amount vesting on the second anniversary of the grant date; and stock options with a value of $1,000,000, with 25% of the grant amount vesting on the first anniversary of the grant date and 1/48th of the grant amount vesting each month thereafter. Continued vesting is in all cases subject to Mr. Fletcher’s continued employment through the applicable vesting date.

•

Dan Miller. Mr. Miller will serve as EVP Sales, Services & Support of Tableau, and maintain his current annual base salary. Mr. Miller will continue to participate in and be eligible to earn incentive compensation in accordance with the terms in effect with Tableau as of the effective time through January 31, 2020; effective February 1, 2020, he will be eligible to earn incentive compensation pursuant to the terms of an incentive compensation plan with Salesforce. Mr. Miller will be granted RSUs with a value of $1,250,000, with 25% vesting on the first anniversary of the grant date and 1/16th of the grant amount vesting each quarter thereafter; RSUs with a value of $2,500,000, with 40% of the grant amount vesting on the third anniversary of the grant date and 60% of the grant amount vesting on the fourth anniversary of the grant date; stock options with a value of $1,250,000, with 25% of the grant amount vesting on the first anniversary of the grant date and 1/48th of the grant amount vesting each month thereafter; and stock options with a value of $2,500,000, with 40% of the grant amount vesting on the third anniversary of the grant date and 60% of the grant amount vesting on the fourth anniversary of the grant date. Continued vesting is in all cases subject to Mr. Miller’s continued employment through the applicable vesting date.

•

Mark Nelson. Mr. Nelson will serve as EVP, Product Development of Tableau, and maintain his current annual base salary. Mr. Nelson will continue to be eligible to earn an annual bonus in accordance with the terms in effect with Tableau through January 31, 2020; effective February 1, 2020, he will be eligible to earn incentive compensation pursuant to the terms of an incentive compensation plan with Salesforce. Mr. Nelson will be granted RSUs with a value of $1,250,000, with 25% vesting on the first anniversary of the grant date and 1/16th of the grant amount vesting each quarter thereafter; RSUs with a value of $2,500,000, with 40% of the grant amount vesting on the third anniversary of the grant date and 60% of the grant amount vesting on the fourth anniversary of the grant date; stock options with a value of $1,250,000, with 25% of the grant amount vesting on the first anniversary of the grant date and 1/48th of the grant amount vesting each month thereafter; and stock options with a value of $2,500,000, with 40% of the grant amount vesting on the third anniversary of the grant date and 60% of the grant amount vesting on the fourth anniversary of the grant date. Continued vesting is in all cases subject to Mr. Nelson’s continued employment through the applicable vesting date.

•

Keenan Conder. Mr. Conder will serve as EVP and General Counsel of Tableau, and maintain his current annual base salary. Mr. Conder will continue to be eligible to earn an annual bonus in accordance with the terms in effect with Tableau through January 31, 2020; effective February 1, 2020, he will be eligible to earn incentive compensation pursuant to the terms of an incentive compensation plan with Salesforce. Mr. Conder will be granted RSUs with a value of $500,000, with 25% vesting on the first anniversary of the grant date and 1/16th of the grant amount vesting each quarter thereafter; RSUs with a value of $1,500,000, with 50% vesting on the first anniversary of the grant date and 50% vesting on the second anniversary of the grant date; stock options with a value of $500,000, with 25% of the grant amount vesting on the first anniversary of the grant date and 1/48th of the grant amount vesting each month thereafter; and stock options with a value of $1,500,000, with 50% vesting on the

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first anniversary of the grant date and 50% vesting on the second anniversary of the grant date. Continued vesting is in all cases subject to Mr. Conder’s continued employment through the applicable vesting date.

The Salesforce offer letters also amend the executive officers’ Tableau change in control agreements in certain respects:

Mr. Selipsky’s Salesforce offer letter amends his change in control agreement to provide for the following:

•	Accelerated vesting of equity awards applies only to those awards granted prior to the effective time.

•	The definition of “Covered Termination” in the change in control agreement is amended to extend the protected period from twelve months to thirty-six months following a change in control.

•

Clause (i) of the definition of “Good Reason” in the change in control agreement is amended and restated in its entirety as follows: “(A) solely if such event occurs during the twelve months following a Change in Control, a change in Executive’s reporting relationship or (B) a reduction in Executive’s grade level.”

Mr. Conder and Mr. Fletcher’s Salesforce offer letters amend their change in control agreements to provide for the following:

•	Accelerated vesting of equity awards applies only to those awards granted prior to the effective time.

•

The definition of “Covered Termination” in the change in control agreement is amended to extend the protected period from twelve months to twenty-four months following a change in control, except with respect to a resignation for Good Reason by reason of relocation and except as set forth in the following bullet.

•

Clause (i) of the definition of “Good Reason” in the change in control agreements is amended and restated in their entirety as follows: “(A) solely if such event occurs during the twelve months following a Change in Control, a reduction in Executive’s reporting level or (B) a reduction in Executive’s grade level.”

Mr. Miller and Mr. Nelson’s Salesforce offer letters amend their change in control agreements to provide for the following:

•	Accelerated vesting of equity awards applies only to those awards granted prior to the effective time.

•

The definition of “Covered Termination” in the change in control agreement is amended to extend the protected period from twelve months to twenty-four months following a change in control, except with respect to a resignation for Good Reason by reason of relocation and except as set forth in the following bullet.

•

Clause (i) of the definition of “Good Reason” in the change in control agreements is amended and restated in their entirety as follows: “(A) solely if such event occurs during the twelve months following a Change in Control, Executive ceasing to report to Adam Selipsky or his successor or (B) a reduction in Executive’s grade level.”

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the offer and the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

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The table below assumes that (1) the effective time will occur on June 24, 2019; (2) the employment of each named executive officer will be terminated immediately following the effective time in a manner entitling the named executive officer to receive severance payments and benefits under their respective change in control agreements, as amended by the Salesforce offer letters; (3) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of June 24, 2019; (4) no named executive officer receives any additional equity grants or exercises any Tableau options, Tableau RSU awards or Tableau PSU awards on or prior to the effective time; and (5) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the effective time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Executive Offer Letters and Arrangements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the effective time, or any amounts associated with equity awards that vested, pursuant to their terms, on or prior to the effective time, or the value of payments or benefits that are not based on or otherwise related to the merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the merger as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the merger as being payable on a “single-trigger” basis.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/Benefits ($)(4)	Total ($)
Adam Selipsky	800,000	44,078,693	29,136	44,907,829
Damon Fletcher	500,000	8,957,147	29,136	9,486,283
Dan Miller	460,000	15,496,016	29,136	15,985,152
Mark Nelson	460,000	11,869,399	8,868	12,338,267
Keenan Conder	360,000	6,982,324	29,136	7,371,460
Thomas Walker(5)	400,000	6,221,175	29,136	6,650,311

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement.

(2)

The amount listed in this column represents the pre-tax value of the cash severance that would be paid pursuant to a qualifying termination of employment under each named executive officer’s change in control agreement, as amended by the executive officer’s Salesforce offer letter, as described in more detail above under “—Executive Offer Letters and Arrangements.” These benefits are “double trigger” benefits.

(3)

The amount listed in this column represents the aggregate pre-tax amount payable pursuant to each named executive officer’s change in control agreement, as a result of the merger, on a “double-trigger” basis, to each named executive officer in respect of unvested Tableau options and Tableau RSU awards held as of June 24, 2019, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the table above under “—Table of Estimated Consideration for Equity Awards—Executive Officers.” With respect to unvested Tableau options, this amount represents the value of the cash payable in respect to such Tableau options, calculated on a pre-tax basis as of the effective time by multiplying (a) the excess of the transaction consideration over the respective per share of Tableau common stock exercise prices of the Tableau options by (b) the number of unvested shares of Tableau common stock subject to such Tableau options. With respect to the unvested Tableau RSU awards, this amount represents the value of cash amounts payable in respect of such Tableau RSU awards, calculated on a pre-tax basis and as of the effective time by multiplying the transaction consideration by the number of unvested shares of Tableau common stock subject to such Tableau RSU awards as of June 24, 2019 (assuming target performance for performance-based RSU awards).

(4)

The amount listed in this column represents the pre-tax value of the reimbursement of health care premiums which would be due pursuant to a qualifying termination of employment under the respective change in control agreements as described in more detail above under “—Executive Offer

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Letters and Arrangements.” These benefits are “double trigger” benefits in that they require both the occurrence of the Transactions and a termination of employment in order to be payable.
(5)

Mr. Walker is no longer an executive officer of the Company. However, because he served as our Chief Financial Officer for a portion of 2018, his potential payments upon a qualifying termination under his change in control agreement (as amended by his Salesforce offer letter) are required to be disclosed in this table pursuant to applicable SEC rules.

Employee Stock Purchase Plan

Any Tableau employee who is not a participant in the ESPP as of the date of the merger agreement may not become a participant in any offering periods in effect under the ESPP as of the date of the merger agreement (the “current ESPP offering periods”) and no participant may increase the percentage of his or her payroll deduction election from that in effect on the date of the merger agreement for such current ESPP offering periods. If the current ESPP offering periods terminate prior to the effective time, then the ESPP will be suspended and no new offering period will commence under the ESPP prior to the termination of the merger agreement. If any current ESPP offering period is still in effect at the effective time, then the last day of such current ESPP offering period will be accelerated to the date prior to the closing date. Subject to the consummation of the merger, the ESPP will terminate effective immediately prior to the effective time.

Employee Matters Following Closing

For a period of twelve months following the effective time, Salesforce has agreed to, with respect to each employee of Tableau who becomes an employee of Salesforce or its subsidiaries as of the effective time (the “continuing employees”), (a) maintain at least the same wage rate or base salary of each continuing employee and (b) provide employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity compensation) that are, in the aggregate, in Salesforce’s discretion, either no less favorable to such continuing employee than (i) those in effect for such continuing employee immediately prior to the effective time or (ii) those in effect for similarly situated employees of Salesforce and its subsidiaries.

Salesforce also has agreed under the merger agreement to recognize years of service with Tableau or its subsidiaries under all employee benefit plans maintained by Salesforce or its affiliates for the benefit of continuing employees, except to the extent that any such recognition would result in a duplication of benefits, and to waive certain participation restrictions for continuing employees who become eligible to participate in Salesforce welfare plans. Tableau will terminate its 401(k) plan(s) as of the day immediately preceding the effective time if Salesforce provides timely, written notice requesting such termination in accordance with the merger agreement.

Rule 14d-10(d) Matters

The compensation committee of the Tableau Board at a meeting to be held prior to the acceptance time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plans of the Tableau directors, executive officers and employees effective on or prior to the date the merger agreement or entered into thereafter and prior to the effective time, and (ii) certain provisions of the merger agreement relating to indemnification, insurance and other compensation and benefits provided to Tableau’s directors, executive officers and employees. In addition, the compensation committee of the Tableau Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act, including with respect to the foregoing arrangements and any other applicable transactions contemplated by the merger agreement.

Indemnification and Insurance

Tableau’s amended and restated certificate of incorporation and amended and restated bylaws provide that it will indemnify the directors and officers of Tableau to the fullest extent permitted by the DGCL. In addition, Tableau

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has entered into indemnification agreements with each of its current directors, officers and some of its employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. The forms of the indemnification agreement is filed as Exhibit (e)(25) to this Schedule 14D-9 and is herein incorporated by reference.

Under the merger agreement, for six years after the effective time, Salesforce must, or must cause the surviving corporation in the merger to, indemnify and hold harmless, to the fullest extent permitted under applicable law and the organizational documents of Tableau or its subsidiaries, or any indemnification agreements in existence as of the date of the merger agreement that were provided to Salesforce, each current and former director and executive officer of Tableau and its subsidiaries against any costs and expenses in connection with any actual or threatened claims in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, in connection with such person serving as an executive officer, director, employee or other fiduciary of Tableau, any of its subsidiaries or any other person if such service was at the request or for the benefit of Tableau or any of its subsidiaries.

In addition, for a period of six years following the effective time, Salesforce is required to maintain in effect the provisions in the organizational documents of Tableau and any indemnification agreements in existence as of the date of the merger agreement that were provided to Salesforce (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of executive officers, directors and employees and advancement of expenses that are in existence as of the date of the merger agreement.

At or prior to the effective time, Tableau is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” insurance policy for a period of six years after the effective time with respect to matters arising at or prior to the effective time, with a one-time cost not in excess of 300% of the last aggregate annual premium paid by Tableau for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the merger agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, Tableau may purchase as much coverage as reasonably practicable for such amount.

Section 16 Matters

Pursuant to the merger agreement, prior to the effective time, Tableau and Salesforce have agreed to, as applicable, take all such steps as may be reasonably necessary or advisable to cause any dispositions of equity securities of Tableau (including derivative securities) and acquisitions of equity securities of Salesforce pursuant to the transactions contemplated by the merger agreement by each individual who is a director or executive officer of Tableau subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Tableau to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Tableau Board

At a meeting held on June 9, 2019, after careful consideration, the Tableau Board, among other things, unanimously:

•	determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger are fair to, and in the best interests of, Tableau and the Tableau stockholders;

•	determined that it is in the best interests of Tableau and its stockholders and declared it advisable to enter into the merger agreement;

•

approved the execution and delivery by Tableau of the merger agreement, the performance by Tableau of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions contained in the merger agreement; and

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•	resolved to recommend, and recommended, that the Tableau stockholders accept the offer and tender their shares of Tableau common stock to the Purchaser pursuant to the offer.

Accordingly, and for the reasons described in more detail below under “—Tableau’s Reasons for the Offer and the Merger,” the Tableau Board unanimously recommends that the Tableau stockholders tender their shares of Tableau common stock pursuant to the offer.

A joint press release, dated June 10, 2019, issued by Tableau and Salesforce announcing the offer, the merger and the other transactions contemplated by the merger agreement, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

As part of the ongoing consideration and evaluation of its long-term prospects and strategies, the Tableau Board frequently reviews, with the Company’s management and outside advisors, strategic and financial alternatives in light of developments in the Company’s business, the sectors in which it competes, the economy generally and financial markets, all with the goal of enhancing value for its stockholders including by delivering the best possible services and products to its customers and the larger Tableau community. As part of this process, from time to time, members of Company senior management and/or its advisors have engaged in business development and/or strategic discussions with industry participants, including Salesforce.

In early December 2018, John Somorjai, Executive Vice President, Corporate Development & Salesforce Ventures, contacted Adam Selipsky, the Chief Executive Officer, of the Company to arrange a meeting. On December 6, 2018, Mr. Selipsky and Jay Peir, Executive Vice President, Corporate Development and Strategy of the Company, met with Mr. Somorjai, Bret Taylor, Chief Product Officer of Salesforce, and Alex Dayon, President and Chief Strategy Officer of Salesforce. At this meeting, representatives of Salesforce and the Company discussed the changing technology landscape and the data analytics industry generally. As part of these discussions, representatives of the Company and Salesforce explored, at a high level, possible ways that the companies could work together in the future. In the course of those discussions, representatives of the Company gave Salesforce’s representatives an overview of the Company’s businesses and products. However, they did not exchange any non-public information or discuss a potential strategic transaction.

Following the meeting on December 6, Marc Benioff, the Chairman and Co-Chief Executive Officer of Salesforce, arranged a meeting with Mr. Selipsky. Mr. Benioff and Mr. Selipsky met on December 18, 2018, to discuss various matters in the technology industry generally and, as a follow up to the December 6 meeting, discussed possible ways that the companies could work together in the future. During this meeting, Mr. Selipsky described the Company’s culture and products, but did not provide any non-public information. During the course of the conversations, Mr. Benioff raised the possibility of a strategic transaction between the Company and Salesforce, expressing that a transaction could present a potentially compelling opportunity for the two companies. Mr. Selipsky told Mr. Benioff that he would convey Salesforce’s interest to the Tableau Board.

Mr. Selipsky promptly reported his conversation with Mr. Benioff to members of the Tableau Board.

In early January 2019, Mr. Benioff contacted Mr. Selipsky to indicate that Salesforce would like to discuss a potential strategic combination with the Company in more detail. Mr. Selipsky told Mr. Benioff that he would convey Salesforce’s interest to the Tableau Board.

Promptly following this discussion, Mr. Selipsky spoke to members of the Tableau Board about Salesforce’s interest in exploring a strategic transaction. During the course of these conversations, Mr. Selipsky confirmed that he and the senior management team would be prepared to discuss the Company’s strategic outlook and prospects, the overall competitive environment and potential new addressable market opportunities, as well as potential alternatives that may be available to the Company, including a strategic combination with Salesforce, at the next regularly scheduled meeting of the Tableau Board which had been scheduled for the end of the month.

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On January 24, 2019, at its regularly scheduled meeting, Company management briefed the Tableau Board on their conversations with representatives of Salesforce. Senior management noted the preliminary nature of the dialogue with Salesforce and discussed with the Tableau Board the possibility that senior management might engage in further communications with Salesforce regarding a potential transaction, which the Tableau Board supported. In light of this potential dialogue, the Tableau Board determined to have Brooke Seawell and John McAdam, both of whom are nonexecutive, independent directors (the “Transaction Committee”), be available to assist senior management in the Company’s review of a strategic transaction with Salesforce and other potential alternatives. The Tableau Board also directed senior management to vet and recommend a financial advisor to assist in the process, subject to final review and approval of the Tableau Board.

On February 12, 2019, the Company received a non-binding proposal from Salesforce offering to acquire all of the outstanding company securities for $157 per share. The proposal indicated a preference for 100% of the consideration to be Salesforce common stock, although an openness to discussing a mix of cash and stock if preferred by the Tableau Board. The proposal indicated that the exchange ratio for consideration would be fixed, based on the unaffected trailing five-day volume weighted average trading share price of the Salesforce common stock (the “5-day VWAP”). The proposal also noted Salesforce’s expectation that Tableau’s founders would agree to support the transaction, and that the offer would not be subject to a vote of Salesforce stockholders in connection with the proposed transaction. The proposal also indicated that Salesforce viewed the Company management team as important to the success of the combination and, at the appropriate time and with the consent of the Tableau Board, Salesforce would like to engage in discussions with the management team related to their retention and reporting structures.

On February 12, 2019, the closing trading price of a share of Salesforce common stock was $162.79 and the closing trading price of a share of Class A common stock was $125.78. Assuming an acquisition price of $157.00 per share of Tableau common stock, the closing trading prices implied a one-day premium of 25% and an exchange ratio of 0.964.

On February 14, 2019, the Tableau Board held a meeting, with Tableau senior management and representatives of Cooley LLP, the Company’s outside legal counsel (“Cooley”), in attendance. Senior management reviewed with the Tableau Board the discussions that they had with three potential financial advisors with expertise in mergers and acquisitions in the technology industry and recommended that the Company retain Goldman Sachs & Co. LLC (“Goldman Sachs”). The Tableau Board reviewed and discussed potential advisor choices and relevant qualifications, including the views of senior management who met the potential advisors. Following these discussions, and based on Goldman Sachs’ relevant industry experience, expertise and qualifications in merger and acquisitions (including previous sell side engagements opposite Salesforce), valuation, financing and capital markets, Goldman Sachs’ historical relationship with, and knowledge of, the Company (including Goldman Sachs’ lead underwriter role in the Company’s initial public offering in 2013 and related ongoing services), senior management’s recommendation following the meetings with the potential financial advisors, and the absence of any potential conflicts with Salesforce, the Tableau Board approved the engagement of Goldman Sachs as financial advisor in connection with the exploration of the Company’s strategic alternatives, including the possible strategic combination between the Company and Salesforce. The Tableau Board discussed economic and other material terms attendant to engagement of a financial advisor and authorized management to finalize its engagement with Goldman Sachs within specified parameters. Given the interest in responding to the Salesforce proposal in a timely manner, the Tableau Board then invited representatives of Goldman Sachs to join the meeting. Senior management provided an overview of the Salesforce proposal, as well as recent discussions with representatives of Salesforce. Representatives of Goldman Sachs discussed Salesforce’s acquisition proposal and discussed certain market and financial perspectives and preliminary financial analyses. Representatives of Cooley also reviewed fiduciary duties attendant to a review of potential strategic alternatives. The Tableau Board reviewed and discussed the Salesforce proposal and ultimately concluded that the price per share contained in the February 12 offer was not compelling enough to warrant further engagement with Salesforce or a pivot away from a commitment to the Company’s stand-alone plan. The Tableau Board instructed senior management to inform Salesforce that any offer for a strategic combination would need to be significantly

17.

higher to warrant further engagement. In order to prepare for potential continued interest from Salesforce and to better understand the then-current competitive dynamics in the technology sector, the Tableau Board instructed management to update the Company’s five-year financial outlook for review and invited representatives of Goldman Sachs to discuss additional details on market and financial perspectives at an upcoming board meeting.

On February 15, 2019, Mr. Selipsky conveyed to Mr. Benioff the Tableau Board’s position, and they agreed that further discussion between the companies’ representatives and advisors would be helpful.

On February 18, 2019, representatives of BofA Securities, Inc. (“BofA Merrill Lynch”), Salesforce’s exclusive financial advisor in connection with the potential transaction, contacted representatives of Goldman Sachs to discuss the recent Salesforce proposal and representatives of Goldman Sachs reiterated the position of the Tableau Board.

On February 21, 2019, the Company received an updated proposal from Salesforce with a revised offer at $170 per share, all-stock consideration (although Salesforce indicated an openness to discussing a mix of cash and stock if preferred by the Tableau Board) and an exchange ratio to be fixed based on the 5-day VWAP. The proposal was promptly distributed to the Transaction Committee for review and its members suggested a full board meeting to discuss the revised proposal.

On February 21, 2019, the closing trading price of a share of Salesforce common stock was $159.63 and the closing trading price of a share of Class A common stock was $130.40. Assuming an acquisition price of $170.00 per share of Tableau common stock, the closing trading prices implied a one-day premium of 30% and an exchange ratio of 1.065.

On February 25, 2019, the Tableau Board held a meeting to review the revised proposal, with Company senior management and representatives of Goldman Sachs and Cooley in attendance. The Company management provided an update on the events that had taken place since the last meeting of the Tableau Board. Goldman Sachs provided an overview of the proposal, certain market and financial perspectives and preliminary financial analyses. Representatives of Cooley reviewed the fiduciary duties attendant to a review of a potential strategic alternatives, particularly in light of the recent discussions and structure of the proposed transaction. The Tableau Board, Tableau management and advisors discussed strategy regarding the continued approach from Salesforce and whether continued engagement, or outreach to any other third parties, would potentially result in any offer compelling enough to change the consensus commitment to the Company’s stand-alone plan. To aid the discussion, and as previously requested, management provided a detailed overview of the Company’s projected five-year plan, and, with a few minor requested adjustments, the Tableau Board approved the use of such projections, which line items for calendar years 2019 through 2023 are included as part of the Management Projections as described in more detail in the section of this Schedule 14D-9 titled “ —Projected Financial Information,” in connection with the Company’s evaluation of a strategic transaction with Salesforce. The Tableau Board then returned to discussion regarding a response to Salesforce’s revised proposal. Although the Tableau Board unanimously concluded that the proposal undervalued the Company, the Tableau Board agreed that additional information exchange and engagement might lead to a compelling proposal. There was also consensus by the Tableau Board that outreach to any other third parties carried significant risk, especially given the limited number of parties able or positioned to engage in such a transaction and related leak exposure to such outreach, and was not advisable at such time. The Tableau Board instructed the Company management and advisors to engage in limited diligence exchange with Salesforce (subject to a mutually agreed confidentiality agreement). The Tableau Board also agreed that the Transaction Committee should be apprised of diligence status and other developments at appropriate intervals, and should direct the Company’s management and advisors in its discretion with respect to such activity. The Tableau Board then authorized Goldman Sachs to tell Salesforce that it would be given limited diligence for the purpose of improving its proposal, but that the Company would not engage further at the price offered in Salesforce’s revised proposal.

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On February 26, 2019, representatives of Goldman Sachs, as instructed by representatives of Tableau management, contacted representatives of BofA Merrill Lynch to facilitate the limited diligence discussions that the Tableau Board authorized.

On February 27, 2019, the Company negotiated and entered into a confidentiality agreement with Salesforce, consistent with the Tableau Board’s instructions. The confidentiality agreement included a 12-month standstill provision, which did not restrict Salesforce from making confidential proposals to, or requesting a waiver of the standstill from, the Tableau Board.

From March 4 through March 11, 2019, high-level diligence information was exchanged and in-person and telephonic diligence meetings were conducted with executives and advisors of the respective companies.

On March 5, 2019, the Transaction Committee held a meeting to review the status of diligence, with Company senior management and representatives of Goldman Sachs and Cooley in attendance. During the meeting, the Company’s management reviewed the diligence materials exchanged and related discussions to date with Salesforce. Representatives of Goldman Sachs reviewed recent quarterly earnings announced by Salesforce (which were in line with diligence discussions of the parties to date), financial metrics associated with the then-current Salesforce proposal, and other market and financial perspectives. The Transaction Committee discussed the benefits of an all-stock transaction compared to one that included a mix of cash and stock. The Transaction Committee reached the consensus that it was in the best interests of the Company to remain flexible on this point. The Transaction Committee discussed the ongoing fluctuation in the market generally, as well as the impact to assessing value, particularly short term values, with a rapidly fluctuating market and attendant stock price volatility. The Company’s management and the Transaction Committee again reviewed the Company’s Five-Year Plan and authorized sharing the Five-Year Plan with Salesforce.

On March 11, 2019, Mr. Benioff, Keith Block, Co-Chief Executive Officer of Salesforce, and members of the Salesforce management team met in person in San Francisco with Mr. Selipsky and other members of the Company’s management team to discuss the products and business operations of the Company and synergy opportunities between the companies.

From March 12 through March 27, 2019, the parties continued diligence information exchange and related meetings.

On March 12, 2019, the Transaction Committee again held a meeting to review status, with Company senior management and representatives of Goldman Sachs and Cooley in attendance. The Company’s management presented an update of diligence discussions to date and representatives of Goldman Sachs reviewed certain metrics attendant to the most recent Salesforce proposal and market and stock price fluctuations. In addition, the Transaction Committee discussed additional strategic alternatives available to the Company, including other potential strategic acquirors. Following discussion, the Transaction Committee determined to recommend to the full Tableau Board that—given the early stages of engagement to date, the limited due diligence provided, the limited universe of potential participants that might be able and willing to conduct a transaction of relevant size and scope at this time, the fact that the Company was not “for sale” and that Salesforce had still not made a compelling proposal—additional outreach to other parties at this time was not advisable.

On March 13, 2019, the Tableau Board held a meeting with Company senior management and representatives of Goldman Sachs and Cooley in attendance. The Company’s management provided a detailed overview of information exchange and diligence discussions to date. Representatives of Cooley reviewed fiduciary duties attendant to an ongoing review of potential strategic alternatives and representatives of Goldman Sachs reviewed certain metrics attendant to the most recent Salesforce proposal and market and stock price fluctuations. In anticipation of further discussion with Salesforce, the Tableau Board considered strategic considerations relative to any updated offer from Salesforce, as well as the opportunity to contact additional third parties to solicit interest or valuation information. Following extensive discussion, the Tableau Board determined to evaluate any

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revised proposal from Salesforce in due course, but declined to include any additional third party in discussions at this time because of, among other reasons, its belief that any outreach to third parties could jeopardize confidentiality, speed and certainty of any potential transaction with Salesforce, cause significant harm to the Company and its ongoing businesses and negatively affect the Company’s ability to execute on its stand-alone strategy if there were any leaks of a potential transaction, be highly unlikely to produce alternative value or leverage with Salesforce and risk a situation where Salesforce terminated strategic discussions. During the discussion, the Tableau Board also reviewed alternatives relevant to the mix of consideration offered to stockholders in any potential transaction. Based on the discussions at this and previous meetings, the Tableau Board also directed Goldman Sachs to tell BofA Merrill Lynch that the Tableau Board did not believe additional engagement would be warranted if Salesforce would not pay more than $170 per share.

On March 13, 2019, the closing trading price of a share of Salesforce common stock was $159.81 and the closing trading price of a share of Class A common stock was $129.77. Assuming an acquisition price of $170.00 per share of Tableau common stock, the closing trading prices implied a one-day premium of 31% and an exchange ratio of 1.064.

On March 14, 2019, representatives of Goldman Sachs communicated the Tableau Board’s position to representatives of BofA Merrill Lynch. Representatives of BofA Merrill Lynch confirmed to representatives of Goldman Sachs that Salesforce had an ongoing interest in continuing discussions, but only to the extent Tableau would convey a bona fide counterproposal regarding valuation.

On March 14, the Tableau Board held a meeting to discuss the status of the discussions with Salesforce, with Company senior management and representatives of Goldman Sachs and Cooley in attendance.

On March 15, the Transaction Committee held a meeting to discuss the status of the discussions with Salesforce, with Company senior management and representatives of Goldman Sachs and Cooley in attendance.

On March 18, 2019, representatives of Salesforce and Tableau discussed high-level diligence regarding Salesforce’s quarterly financial information.

On March 20, 2019, the Tableau Board held a meeting to discuss the status of the discussions with Salesforce, with Company senior management and representatives of Goldman Sachs and Cooley in attendance. Representatives of Goldman Sachs updated the Tableau Board on their discussion with BofA Merrill Lynch. In that discussion, BofA Merrill Lynch confirmed Salesforce’s ongoing interest in continuing discussions, but only to the extent Tableau would convey a bona fide counterproposal regarding valuation. Pending discussion and review of the Company’s commitment to its stand-alone plan, and informed by various premia and exchange ratio alternatives and a related market overview, the Tableau Board determined to counter with a value of $190 per share and authorized Goldman Sachs to make the counteroffer to BofA Merrill Lynch.

Following the meeting, representatives of Goldman Sachs contacted representatives of BofA Merrill Lynch to relay the position of the Tableau Board regarding a counterproposal of $190 per share.

On March 20, 2019, the closing trading price of a share of Salesforce common stock was $163.51 and the closing trading price of a share of Class A common stock was $132.74. Assuming an acquisition price of $190.00 per share of Company Common Stock, the closing trading prices implied a one-day premium of 43% and an exchange ratio of 1.162.

Later that day, representatives of BofA Merrill Lynch, as previously authorized by the Salesforce board of directors, contacted representatives of Goldman Sachs to communicate a revised proposal of $177 per share, with material terms in line with those previously presented in the prior Salesforce offer and a request for exclusivity and a commitment to enter into an agreement by April 2.

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Assuming an acquisition price of $177.00 per share of Company Common Stock, the closing trading prices on March 20, 2019, implied a one-day premium of 33% and an exchange ratio of 1.083.

On the morning of March 21, 2019, the Transaction Committee held a meeting, with Company senior management and representatives of Goldman Sachs and Cooley in attendance, to review recent discussions and proposals. The Transaction Committee reviewed the revised Salesforce proposal, related valuation metrics and market dynamics generally and agreed to continue the discussion regarding strategic matters with the full Tableau Board.

Later that day, the Tableau Board met to review the revised proposal, with Company senior management and representatives of Goldman Sachs and Cooley in attendance. Representatives of Goldman Sachs provided an overview of the revised proposal, engagement with BofA Merrill Lynch to date, observations on historical market activity and stock prices, as well as historical deal premia in related industry and Salesforce transactions. In particular, the Tableau Board focused on the need to strategically balance a proactive and expedited approach to the current strategic discussions, which in the Tableau Board’s view could present a compelling opportunity to Tableau’s stockholders, as weighed against the need to focus on the Company’s commitment to its stand-alone plan relative to competitive dynamics in the general marketplace in the short and medium term. In light of this balance, and discussion dynamics to date, the Tableau Board decided to make a counterproposal at $186 per share, all-stock consideration, without any exclusivity agreement and instructed Goldman Sachs to convey the same to BofA Merrill Lynch.

Following the meeting, representatives of Goldman Sachs contacted representatives of BofA Merrill Lynch to relay the Tableau Board’s position regarding a counterproposal of $186 per share and no exclusivity agreement.

On March 21, 2019, the closing trading price of a share of Salesforce common stock was $166.95 and the closing trading price of a share of Class A common stock was $136.64. Assuming an acquisition price of $186.00 per share of Tableau common stock, the closing trading prices implied a one-day premium of 36% and an exchange ratio of 1.114.

On March 22, 2019, representatives of BofA Merrill Lynch, on behalf of Salesforce, reaffirmed Salesforce’s willingness to pay $177 per share in response to the counterproposal of the Tableau Board.

Between March 22 and March 28, 2019, representatives of the two companies discussed further the potential transaction, although no agreement was reached on price.

On March 26, 2019, representatives of Tableau reached out to representatives of Salesforce to explore benchmarking for a potential transaction value at a price in the range of the low $180s price per share of Tableau common stock.

Also on March 28, 2019, Company senior management updated the Tableau Board on the recent discussions with Salesforce, and the members of the Tableau Board confirmed the decision to maintain the Company position on valuation.

Over the course of April 2 through April 4, 2019, the parties exchanged additional diligence information and held additional in-person diligence meetings. During the course of these meetings, executives of Salesforce and Tableau discussed the potential transaction, though no additional proposals regarding value were made.

On April 4, 2019, Mr. Benioff, Mr. Block and Mr. Hawkins held in person meetings in Seattle with Mr. Selipsky and Mr. Fletcher.

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On April 7, 2019, the Tableau Board held a meeting to review the current status of engagement with Salesforce, with Company senior management and representatives of Goldman Sachs and Cooley in attendance. Senior management summarized recent discussions with Salesforce and representatives of Goldman Sachs discussed the exchange ratio and stock price movements across the timeline of engagement with Salesforce (particularly over the prior 10-day and 30-day trading period). The Tableau Board discussed with its advisors the additional material diligence and deal terms that would need to be agreed if the parties were to align on price, including the importance to Salesforce of key employment arrangements and Class B common stockholder support of the transaction. The Tableau Board agreed to hold firm on its position regarding transaction valuation given the relative volatility in the market and discussions with Salesforce to date and instructed Goldman Sachs to convey the Tableau Board’s position to BofA Merrill Lynch.

On April 8, 2019, representatives of Goldman Sachs contacted representatives of BofA Merrill Lynch to relay the position of the Tableau Board. The representatives discussed facilitating the parties’ exchange of financial diligence information regarding Tableau’s first quarter financial results.

Between April 9 and May 3, 2019, executives of the two companies held additional discussions regarding the potential transaction and their respective businesses and exchanged additional diligence materials. During this period, the companies and their financial advisors continued to discuss perspectives on valuation and possible structures involving a fixed exchange ratio for a potential transaction.

Following these discussions, Mr. Selipsky spoke with the members of the Transaction Committee. While each reiterated the commitment to value previously discussed, the members also requested that senior management and representatives of Goldman Sachs contact Salesforce and representatives of BofA Merrill Lynch to determine whether or not an alternative approach to structuring value would be productive.

On May 8, 2019, senior executive officers of Tableau and Salesforce discussed their previously described positions on value and agreed that a discussion between advisors would be a productive next step.

On May 9, 2019, Goldman Sachs, at Tableau senior management’s direction, contacted BofA Merrill Lynch to discuss possible valuation alternatives to assist the parties with bridging the then-current valuation gap.

On that same day, Salesforce presented an updated written proposal to acquire all of the outstanding securities of the Company for a price per share of $171. Consistent with previous proposals, the transaction consideration would be all-stock and the exchange ratio would be fixed at the 5-day VWAP. The closing trading price of a share of Salesforce common stock was $156.31 and the closing trading price of a share of Class A common stock was $122.99. Assuming an acquisition price of $171.00 per share of Tableau common stock, the closing trading prices implied a one-day premium of 39% and an exchange ratio of 1.094.

On May 11, 2019, the Transaction Committee, with Company senior management and representatives of Goldman Sachs in attendance, held a meeting to discuss recent discussions and the revised proposal. Discussion centered on proposed transaction metrics (including those over time during the engagement with Salesforce), historical stock activity and deal premia, as well as the Company’s continued interest in a strategic transaction at the appropriate value. The members of the Transaction Committee discussed the importance of transacting expeditiously given the potential risk to strategic discussion momentum and the impasse on valuation to date, as well as relative distraction to the business and executives. The Transaction Committee determined, subject to full Tableau Board approval, that senior management and representatives of Goldman should approach Salesforce and representatives of BofA Merrill Lynch with a proposal to agree on a fixed exchange ratio for the transaction, but that would, in all cases, be subject to a floor of $175 per share based on the Salesforce stock price at the time of the signing of the merger agreement.

On May 12, 2019, Mr. Selipsky communicated the Transaction Committee’s position to Salesforce.

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On May 14, 2019, Salesforce presented an updated written proposal to acquire all of the outstanding securities of the Company for a price per share of $173 on terms similar to those previously conveyed.

On May 14, 2019, the closing trading price of a share of Salesforce common stock was $158.07 and the closing trading price of a share of Class A common stock was $119.78. Assuming an acquisition price of $173.00 per share of Tableau common stock, the closing trading prices implied a one-day premium of 44% and an exchange ratio of 1.094.

On May 15, 2019, Mr. Benioff contacted Mr. Selipsky to discuss the revised proposal on value in light of recent stock price volatility. Mr. Selipsky reiterated the commitment to value of the Tableau Board but agreed to revisit the discussion after consultation with the Transaction Committee.

On the morning of May 16, 2019, the Transaction Committee held a meeting, with Company senior management and representatives of Goldman Sachs and Cooley in attendance, to review the updated proposal and recent discussions. Following discussion, including a review of the bids and asks to date, market volatility, historical transaction premia and other metrics, the Transaction Committee agreed that in order to bridge the market volatility issue, but align on value, a floating value range of $175 to $180 per share could be agreed, with the exchange ratio for a negotiated transaction to be fixed based on the 5-day VWAP. Mr. Selipsky communicated the position to Mr. Benioff following the meeting.

Later that day, Salesforce submitted to Tableau a revised written proposal outlining the terms of a potential transaction between Salesforce and the Company. Salesforce proposed to acquire all of the outstanding securities of the Company for a price per share between $175.00 and $180.00. Consistent with previous proposals, the transaction consideration would be all-stock and the exchange ratio would be fixed based on the 5-day VWAP as determined prior to signing and a 39.9% premium to the 5-day VWAP of Class A common stock subject to a lower and upper bound of $175 and $180 per share. The revised proposal was also subject to a commitment from the Company to work towards announcing a transaction on June 4, 2019. In order to achieve that target, Salesforce requested that the parties enter into an exclusivity agreement, with an exclusivity period lasting through June 4, 2019.

On May 16, 2019, the closing trading price of a share of Salesforce common stock was $158.48 and the closing trading price of a share of Class A common stock was $123.04. Assuming an acquisition price of $175 per share of Tableau common stock, the closing trading prices implied a one-day premium of 42% and an exchange ratio of 1.104.

On May 17, 2019, a representative of Salesforce sent a representative of the Company a draft exclusivity agreement. On the same day, representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Salesforce’s outside legal counsel in connection with the potential transaction, also informed representatives of Cooley that, as a condition to Salesforce announcing a transaction, Salesforce would require certain employees of the Company, including the Company’s executive team, to sign offer letters concurrently with the entry into the merger agreement.

On May 18, 2019, the Tableau Board held a meeting to discuss Salesforce’s proposal, with Company senior management and representatives of Goldman Sachs and Cooley attending. Management provided an update on the discussions with Salesforce that had taken place since the last meeting of the Tableau Board. Goldman Sachs also updated the Tableau Board with respect to the negotiations leading up to the current proposal and Salesforce’s bid history, and provided an overview of the financial terms of the current proposal. Representatives of Cooley discussed the Tableau Board’s fiduciary duties in connection with its evaluation of the potential transaction and request for exclusivity. The Tableau Board discussed the potential advantages and risks to the Company and its stockholders of the proposed transaction. The Tableau Board also discussed the impact that an exclusivity period would have on possible strategic alternatives available to the Company. The Tableau Board discussed whether to explore other strategic alternatives at this time and determined not to do so at that time,

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including because of its belief that there would be a significant risk of disruption to the Company’s business. After further discussion, the Tableau Board authorized the Company to enter into an exclusivity agreement with an exclusivity period lasting through June 4, 2019. The Tableau Board also discussed Salesforce’s desire to have certain members of the Company’s management team continue for a period post-closing in a role at the combined company, which would require those individuals to sign employment letters concurrently with the entry into the merger agreement. Following discussion, the Tableau Board authorized senior management to engage in employment discussions with representatives of Salesforce. The Tableau Board also discussed Salesforce’s desire for the founders to enter into customary tender agreements. The Tableau Board discussed the structure of the requested tender agreements and addressed reservations regarding a focus on the mechanics of the conversion features of the Class B common stock under the Company’s Amended and Restated Certificate of Incorporation.

On May 18, 2019, following the meeting of the Tableau Board, Salesforce was informed that the Tableau Board had authorized the Company to discuss and negotiate Salesforce’s proposal and enter into an exclusivity agreement with an exclusivity period lasting through June 4, 2019. Representatives of the Company and Salesforce then finalized the terms of the Exclusivity Agreement, which the Company and Salesforce then executed.

Over the course of the exclusivity period, representatives of the Company and Salesforce, including their respective advisors, engaged in reciprocal in-person and telephonic due diligence investigations. In addition, Tableau provided a virtual data room to Salesforce and its advisors, which contained substantial materials regarding Tableau’s business, financials, material contracts and other matters. Salesforce continued to conduct due diligence on Tableau throughout the negotiation period.

On May 23, 2019, representatives of Wachtell Lipton sent representatives of Cooley a draft merger agreement and draft tender agreement. The draft merger agreement contemplated among other matters (i) a termination fee amount equal to 3.75% of the Company’s equity value and (ii) that the founders would commit to tender their shares of Tableau common stock into the offer in accordance with the terms of the draft tender agreement.

On May 27, 2019, representatives of Cooley sent representatives of Wachtell Lipton a revised draft of the merger agreement that among other things, (i) proposed a termination fee amount equal to 3.0% of the Company’s equity value and (ii) removed all of the provisions related to the tender agreements.

On May 29, 2019, representatives of Wachtell Lipton spoke to representatives of Cooley about Salesforce’s proposal to have the founders sign tender agreements in connection with the proposed transaction. Representatives of Wachtell Lipton also reiterated that Salesforce would be unlikely to proceed with a transaction that did not include founder support for the transaction. Later that day, representatives of Wachtell Lipton provided representatives of Cooley with a revised draft of the merger agreement which contemplated among other matters (i) the founders entering into tender agreements and (ii) a transaction termination fee amount equal to 3.5% of the Company’s equity value.

On May 30, 2019, the Transaction Committee held a meeting with Company senior management and representatives of Goldman Sachs and Cooley in attendance. Representatives of management and Goldman Sachs reviewed the key diligence findings. The members of the Transaction Committee discussed how the trading dynamics could affect the ongoing negotiations. Representatives of Cooley updated the members of the Transaction Committee on the ongoing discussions regarding the founder support structure and proposed an alternative contractual mechanism whereby Salesforce would be permitted to cause the founders to convert their shares of Class B common stock into Class A common stock upon notice to such stockholders on the expiration date of the offer that the conditions to the offer would be satisfied (assuming the tender of the shares held by such stockholders into the offer).

On May 30, 2019, the closing trading price of a share of Salesforce common stock was $155.66 and the closing trading price of a share of Class A common stock was $113.01. Assuming an acquisition price of $175.00 per

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share of Tableau common stock, the closing trading prices implied a one-day premium of 55% and an exchange ratio of 1.124.

In the evening on May 30, 2019, Mr. Selipsky spoke to Mr. Benioff about a personal matter that had arisen and would require Mr. Selipsky to travel out of state for a number of days. Mr. Benioff informed Mr. Selipsky that he believed it would be appropriate to delay the timeline by a few days.

On May 31, 2019, Mr. Somorjai spoke to Mr. Peir about the open issues in the transaction agreements. In addition, Mr. Somorjai requested that the Company extend the exclusivity period for a period of one week to among other things give Salesforce additional time to complete its due diligence investigations. Mr. Somorjai suggested that the parties target an announcement on June 11, 2019.

On June 3, 2019, the Transaction Committee held a meeting to discuss the current status of the proposed transaction, with the Company executive team (other than Mr. Selipsky) and representatives of Goldman Sachs and Cooley in attendance. Management provided an update regarding the events and negotiations that had taken place since the last meeting. The management team and representatives of Goldman Sachs also provided a further update on the status and results of the diligence and reverse due diligence investigations. The members of the Transaction Committee discussed the transaction and the trading dynamics of the Class A common stock in the market generally and the potential effects that such trading prices could have on a transaction with Salesforce. After further discussion, and due in part to Salesforce’s commitment to announce a transaction as soon as June 11 and the progress that the parties had made in their due diligence discussions and on the definitive transaction agreements, the Transaction Committee expressed continued support for the transaction framework set forth in the Exclusivity Agreement and determined that it would be in the best interests of the Company and its stockholders to authorize a one week extension of the exclusivity period.

On June 4, 2019, the Company and Salesforce executed an amendment to the Exclusivity Agreement, which extended the exclusivity period to June 11, 2019.

In addition, on June 4, 2019, representatives of Cooley provided representatives of Wachtell Lipton with a revised draft of a merger agreement that among other matters (i) contemplated that the founders would enter into a conditional conversion letter agreement in lieu of tender agreements and (ii) a termination fee amount of 3.0% of the Company’s equity value.

On June 6, 2019, executives of Salesforce and Tableau discussed the framework for the transaction and the open issues in the transaction agreements. Salesforce expressed concerns around the recent market volatility and the executives of both companies discussed the possibility of announcing the transaction on Monday, June 10.

In addition, later that day, representatives of Wachtell Lipton then sent representatives of Cooley a revised draft of a merger agreement that among other things (1) had a termination fee amount of 3.5% of the Company’s equity value and (2) contained a modified “no vote” termination fee, whereby a fee would be payable in a scenario where (i) the offer terminates and (ii) the minimum condition is not satisfied by a number of shares of Tableau common stock equal to or less than the number of shares of Tableau common stock that the founders did not tender into the offer.

Later on June 6, 2019, Salesforce sent Tableau a revised written proposal that offered to acquire the Company based on a fixed exchange ratio of 1.0671, implying a price of $170 per share at the one-day closing price of Salesforce’s common stock. The revised proposal noted that the counterproposal took into account the changes in market conditions since May 16 and the competitive landscape.

During the course of June 7, 2019, representatives of each of Tableau and Salesforce discussed Salesforce’s revised proposal. Among other matters, the representatives of Tableau objected to the revised offer being outside the price range (when calculated based on a 5-day VWAP) that formed the basis for the transaction discussions

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and exclusivity period. Following further discussion, Salesforce agreed to revise its most recent proposal to reflect an offer price of $175 per share of Tableau common stock, but maintained that the resulting exchange ratio should be based on one-day closing spot prices, while the representatives of Tableau maintained that the Tableau Board expected the exchange ratio to be based on the 5-day VWAP because of, among other reasons, the recent volatility in the market.

On June 7, 2019, the closing trading price of a share of Salesforce common stock was $161.27 and the closing trading price of a share of Class A common stock was $125.21. Assuming an acquisition price of $175 per share of Tableau common stock, the closing trading prices implied a one-day premium of 40% and an exchange ratio of 1.085.

Later on June 7, 2019, representatives of each of the Company and Salesforce, along with representatives of Goldman Sachs and representatives of BofA Merrill Lynch, discussed various constructs to close the valuation gap. Among these constructs, representatives of each of the Company and Salesforce, along with representatives of Goldman Sachs and representatives of BofA Merrill Lynch discussed a proposal to fix the transaction exchange ratio based on the trailing three-day volume weighted average trading share price of Salesforce common stock. Based upon a $175 per share price for each outstanding share of Company common stock and Salesforce’s three-day volume weighted average share price of $158.64, the parties agreed on an exchange ratio of 1.103, subject to final approval by each party’s respective board of directors.

On June 7 and June 8, 2019, Mr. Somorjai and Mr. Peir also had several discussions to resolve the outstanding open business and legal points, including, among other matters, proposing to compromise on a termination fee equal to 3.3% of the Company’s equity value and to remove the proposed modified “no vote” termination fee, in each case, subject to approval of the companies’ respective board of directors.

On June 8, 2019, the Tableau Board held a meeting to discuss the status of the transaction, with Company senior management and representatives of Goldman Sachs and Cooley in attendance. The Company’s management provided an update on the status of the negotiations and discussions with Salesforce. Representatives of Cooley reviewed certain legal matters, including the fiduciary duties of directors in the context of considering the proposed transactions and the regulatory landscape. Representatives of Cooley also reviewed the terms of the draft transaction agreements, including the merger agreement, the conditional conversion letter agreement, and the employment agreements, and described the changes to such documents since the last meeting of the Tableau Board. Representatives of Goldman Sachs discussed with the Tableau Board the financial terms of the current proposal and certain preliminary financial analyses. The Tableau Board discussed various matters related to the transaction, including the general market dynamics and the positions that management had taken with Salesforce on the exchange ratio, termination fee amount and outside date. After further discussion, the Tableau Board authorized management to accept the proposed compromises and to finalize the transaction agreements on such terms and directed Goldman Sachs to use the Management Projections presented by Tableau management to the Tableau Board at such meeting in connection with its financial analyses of the transaction (as discussed in further detail in the section of this Schedule 14D-9 titled “—Projected Financial Information”).

Over the course of June 7 to June 9, 2019, representatives of Cooley and Wachtell Lipton exchanged several revised versions of the draft merger agreement reflecting the parties’ discussions.

On June 9, 2019, the Tableau Board held a meeting, at which senior management of the Company and representatives of Goldman Sachs and Cooley were in attendance, to consider the final terms of the merger agreement and the other transaction agreements. Representatives of Cooley reviewed legal matters and the proposed terms of the final merger agreement, the conditional conversion letter agreement and proposed post-merger employment arrangements between Salesforce and certain members of management. Representatives of Goldman Sachs presented Goldman Sachs’ financial analyses and rendered the oral opinion of Goldman Sachs to the Tableau Board, subsequently confirmed by delivery of a written opinion dated June 9, 2019, that, as of the date of the written fairness opinion, subject to the factors and assumptions set forth therein, the consideration to

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be paid to the holders (other than Salesforce and its affiliates) of Tableau common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. Following discussion, the Tableau Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, and the transactions contemplated by the conditional conversion letter agreement and employment agreements, were fair to, and in the best interests of, the Company and its stockholders, (ii) subject to finalization of transaction documentation consistent with the terms presented to the Tableau Board, declared it advisable to enter into the merger agreement and approved the execution and delivery of the merger agreement and the performance by the Company of its covenants and agreements contained therein and (iii) resolved to recommend that the stockholders of the Company accept the offer and tender their shares of Tableau common stock to Purchaser pursuant to the offer, subject to the terms of the merger agreement.

After the respective meetings of the parties’ boards of directors, the Company, Salesforce, the founders and certain employees of the Company executed the merger agreement, the conditional conversion letter agreement and the other transaction agreements, as applicable.

On June 10, 2019, prior to the opening of trading of the Company’s Class A common stock and Salesforce’s common stock on the NYSE, the Company and Salesforce issued a joint press release announcing the execution of the merger agreement and the other transaction agreements.

Tableau’s Reasons for the Offer and the Merger

In evaluating the merger agreement and the transactions the Tableau Board consulted with Tableau management, its financial advisor and its outside legal counsel. In recommending that the Tableau stockholders accept the offer and tender their shares of Tableau common stock to Purchaser in the offer, the Tableau Board carefully considered a number of factors, including the following material factors that, in the view of the Tableau Board, weighed in favor of the transactions (which factors are not necessarily presented in order of relative importance):

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The current and historical market prices of the shares of Class A common stock, including the market performance of such shares relative to those of other participants in Tableau’s industry and general market indices, and certain premiums observed over various periods by the Tableau Board (based on the implied price per share to be paid to Tableau stockholders based on the exchange ratio and the closing price per share of Salesforce common stock on June 7, 2019, the last trading day before the date of the merger agreement) which represented, in the Tableau Board’s view, a compelling premium to the standalone present value of Tableau to its stockholders and the historical market prices of the shares of Class A common stock, including a (i) 42.1% premium based on the $125.21 closing price per share of Class A common stock on June 7, 2019, the last trading day before the date of the merger agreement, (ii) a 49.7% premium based on the average closing trading price of $118.80 per share of Class A common stock during the 30-day period prior to June 7, 2019 and (iii) a 43.2% premium based on the average closing trading price of $124.19 per share of Class A common stock during the 90-day period prior to June 7, 2019.

•

The fact that the transaction consideration to be paid to the Tableau stockholders would be in the form of shares of Salesforce common stock, and, as such, would offer the Tableau stockholders the ability (i) to participate in the future growth of Salesforce and, indirectly, Tableau, including any potential appreciation that may be reflected in the value of the combined company (including any resulting synergies), and (ii) to attain liquidity should any such Tableau stockholder choose not to retain its shares of Salesforce common stock.

•	The current and historical financial condition, results of operations, business, competitive position and prospects of Tableau, including:

•

its belief that the transactions would provide Tableau with substantial resources with which to expand its product offerings along with the potential to build and leverage Salesforce’s sales infrastructure to drive growth across domestic and international markets;

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•

the ability to leverage the scale and financial capabilities of the combined company to make additional investments in innovation and technology and the potential to enhance existing products with Tableau’s data analytic capabilities to drive future growth and success of the combined company;

•

the business challenges that Tableau was facing, including the operational and business challenges and risks of continuing to build, scale and operate the business globally as an independent company, the current competitive environment in Tableau’s industry as well as general uncertainty surrounding forecasted economic conditions over the near and long terms;

•	Salesforce’s strong track record of successfully integrating prior acquisitions, including Mulesoft, Inc., which continues to have strong revenue growth following its acquisition by Salesforce;

•	the complementary nature of the cultures of the two companies, including with respect to corporate purpose and focus on customer success and innovation and vibrant user communities;

•	the expectation that the Company’s management team will continue to play an important role in the combined company overseeing Tableau’s mission, products and services; and

•	the combined company’s business, operations, financial condition, product offerings, earnings, and prospects.

•

The fact that the transaction consideration Salesforce proposed reflected extensive negotiations between Tableau and Salesforce and their respective advisors, and the Tableau Board’s belief that the exchange ratio represents the best proposal and economic value available to Tableau’s stockholders, based upon an overall assessment, among other things, of the net present value of the risk-adjusted returns that are likely to accrue to the Tableau stockholders over the long term.

•

The oral opinion delivered by Goldman Sachs to the Tableau Board on June 9, 2019, subsequently confirmed in writing, that as of June 9, 2019, and based upon and subject to the factors and assumptions set forth therein, the transaction consideration to be paid to the holders of shares of Tableau common stock (other than Salesforce and its affiliates), taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders (See “—Opinion of Tableau’s Financial Advisor”).

•

The fact that the transactions are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and as such generally no gain or loss should be recognized by the Tableau stockholders for U.S. federal income tax purposes in connection with the exchange of Tableau common stock for shares of Salesforce common stock pursuant to the offer or the merger.

•	The likelihood of completion of the transactions, particularly in light of the terms of the merger agreement and the closing conditions to the offer and the merger, including:

•	the conditions to the offer and the merger are limited and customary;

•	the fact that Salesforce’s obligations pursuant to the merger agreement are not subject to any financing condition or similar contingency that is based on Salesforce’s ability to obtain financing;

•	the ability of Tableau to specifically enforce the merger agreement, including Salesforce’s obligation to consummate the offer and the merger, subject to the terms and conditions therein;

•

the obligation of the parties to use reasonable best efforts to obtain approvals or clearances from applicable antitrust and competition authorities, including a commitment by Salesforce during the pendency of the offer not to undertake certain acquisitions if doing so would reasonably be expected to prevent Salesforce from obtaining any such approvals or clearances prior to the outside date; and

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•

the fact that the founders (i) have agreed to convert the shares of Class B common stock beneficially owned by such holders into shares of Class A common stock representing in the aggregate approximately 11.8% of the outstanding shares of Class A common stock in accordance with, and subject to, the terms and conditions of the Letter Agreement and (ii) have conveyed to the Tableau Board that the founders intend to tender their shares of Tableau common stock into the offer.

•	The terms of the merger agreement permitting Tableau to receive unsolicited alternative proposals, and the other terms and conditions of the merger agreement, including:

•	Tableau’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding unsolicited acquisition proposals;

•

the ability of the Tableau Board under the merger agreement to withdraw or modify its recommendation that the Tableau stockholders tender their shares of Tableau common stock to Purchaser pursuant to the offer in certain circumstances, including in connection with a superior offer or an intervening event; and

•

the provision of the merger agreement allowing the Tableau Board to terminate the merger agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer in certain circumstances, subject to providing Salesforce an opportunity to match such proposal and payment to Salesforce of a termination fee of $552 million, which amount the Tableau Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions.

The Tableau Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the merger agreement and the transactions, including the following material factors (which factors are not necessarily presented in order of relative importance):

•	The potential risk of diverting Tableau management attention and resources from the operation of Tableau’s business and towards completion of the offer and the merger.

•

The uncertainty about the effect of the proposed transactions, regardless of whether the transactions are completed, on Tableau’s employees, customers and other parties, which may impair Tableau’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with Tableau.

•

The fact that no cash consideration is being paid in connection with the offer and the merger and that the exchange ratio is fixed, which could result in the Tableau stockholders being adversely affected by a decrease in the trading price of Salesforce common stock during the pendency of the offer.

•

The restrictions in the merger agreement on the conduct of Tableau’s business prior to the consummation of the merger, which may delay or prevent Tableau from undertaking business or other opportunities that may arise prior to the consummation of the transactions (see “Merger Agreement—Conduct of Business Before Completion of the Merger—Restrictions on Tableau’s Operations” in the offer to exchange).

•	The risk that the conditions to the offer may not be satisfied and that, therefore, the offer and the merger may not be consummated.

•

The possibility that, under certain circumstances, Tableau may be required to pay Salesforce a termination fee of $552 million (see “Merger Agreement—Termination Fee and Expenses” in the offer to exchange).

•

The fact that Tableau’s executive officers and directors have financial interests in the transactions that are not shared by all Tableau Stockholders (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Salesforce, the Purchaser and the Current Executive Officers, Directors and Affiliates of Tableau”).

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•

The costs to be incurred in connection with the transactions, regardless of whether the transactions are completed and the risks and contingencies relating to the announcement and pendency of the transactions and the risks and costs to Tableau if the transactions are not completed on a timely basis or at all.

•

The challenges of combining the businesses, operations and workforces of Salesforce and Tableau and the risk that anticipated strategic and other benefits to Salesforce and Tableau following completion of the merger, including any expected synergies, would not be realized or would take longer to realize than expected.

•

The regulatory and other approvals required in connection with the offer and the merger and the risk that such regulatory approvals will not be received in a timely manner or at all or may impose unacceptable conditions.

•

Various other risks associated with the transactions and the business of Tableau and the combined company described in the section entitled “Cautionary Statements Regarding Forward-Looking Statements” and as detailed in Tableau’s and Salesforce’s filings with the SEC (see “—Where You Can Find More Information”).

The foregoing discussion of the Tableau Board’s reasons for its recommendation to accept the offer is not meant to be exhaustive, but addresses the material information and factors considered by the Tableau Board in connection with its recommendation. In view of the wide variety of reasons considered by the Tableau Board in connection with the evaluation of the offer and the complexity of these matters, the Tableau Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Tableau Board made its determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Tableau Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Tableau Board considered the interests of our executive officers and directors (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Salesforce, the Purchaser and the Current Executive Officers, Directors and Affiliates of Tableau”).

The foregoing description of the consideration by the Tableau Board of the reasons supporting the merger agreement and the transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statements Regarding Forward-Looking Statements”.

Intent to Tender

To Tableau’s knowledge, after making reasonable inquiry, all of Tableau’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the offer all shares of Tableau common stock held of record or beneficially owned by such persons immediately prior to the expiration of the offer, as it may be extended (other than shares of Tableau common stock for which such holder does not have discretionary authority). The foregoing does not include any shares of Tableau common stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Following the Merger” above.

Projected Financial Information

Although Tableau has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, it does not, as a matter of course, make public disclosure of detailed forecasts or

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projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, in connection with the transaction with Salesforce, Tableau’s senior management prepared and approved for use certain unaudited prospective financial information which was provided to and considered by the Tableau Board and Salesforce, and which was provided to Goldman Sachs, in each case as set forth herein.

Management initially prepared certain non-public, unaudited prospective financial information for calendar years 2019 through 2023 in February 2019 and such non-public, unaudited prospective financial information was discussed with, and approved for use by, the Tableau Board on February 25, 2019 (the “Initial Five-Year Plan”) in connection with the evaluation of the strategic transaction with Salesforce. In March, senior management subsequently made certain unaudited prospective extrapolations based on the Initial Five-Year Plan for the calendar years 2024 through 2033, which were provided to Goldman Sachs. In May, the Initial Five-Year Plan was subsequently adjusted to reflect the Company’s actual operating results for the first quarter of 2019 and the Company’s revised estimated results for the second quarter of 2019 (the “Updated Five-Year Plan”). As compared to the Initial Five-Year Plan, the Updated Five-Year Plan reflected, with respect to the year-ended December 31, 2019, (i) lower revenue based on the actual operating results for the first quarter of 2019 and lower estimated revenue outlook for the second quarter of 2019 and (ii) decreased operating income and cash flows as a result of such reduced revenue performance and outlook and the timing of certain expenses during the balance of calendar year 2019. The Updated Five-Year Plan (excluding the impact of stock-based compensation and any related extrapolations) was shared with representatives of Salesforce on May 19, 2019 in connection with their due diligence review. Senior management also approved the Updated Five-Year Plan and the related extrapolations for calendar years 2024 through 2033 for use by Goldman Sachs on May 30, 2019 and directed Goldman Sachs to use the Updated Five-Year Plan and the related extrapolations for calendar years 2024 through 2033 in connection with performing its financial analyses in connection with its opinion, as described in more detail in the section of this Schedule 14D-9 titled “—Opinion of Tableau’s Financial Advisor” below.

We refer to any of the Initial Five-Year Plan, the Updated Five-Year and related extrapolated projections for calendar years 2024 through 2033 as the “Management Projections.” The Management Projections were prepared by Tableau on a stand-alone basis and do not take into account the transactions, including any costs incurred in connection with the offer or the other transactions contemplated thereby or any changes to Tableau’s operations or strategy that may be implemented after the completion of the merger. As a result, actual results likely will differ, and may differ materially, from those contained in the Management Projections.

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The information and tables set forth below are included solely to give Tableau stockholders access to relevant portions of the Management Projections and are not included in this Schedule 14D-9 to influence any Tableau stockholder to tender their shares of Tableau common stock or for any other purpose.

Initial Five-Year Plan and Related Extrapolations

($ in millions)

FYE December 31,	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Revenue	$1,418	$1,773	$2,180	$2,677	$3,297	$4,023	$4,827	$5,696	$6,607	$7,532	$8,436	$9,280	$10,022	$10,724	$11,367

Gross Profit (non-GAAP)(1)	$1,275	$1,598	$1,961	$2,409	$2,975	$3,610	$4,307	$5,054	$5,830	$6,608	$7,359	$8,049	$8,642	$9,194	$9,689

EBIT (non-GAAP)(2)	$192	$315	$459	$644	$889	$1,080	$1,311	$1,564	$1,834	$2,113	$2,392	$2,659	$2,901	$3,137	$3,359

(-) Stock-Based Compensation	$(269)	$(307)	$(351)	$(387)	$(423)	$(484)	$(537)	$(594)	$(658)	$(727)	$(803)	$(886)	$(978)	$(1,032)	$(1,078)

EBIT (non-GAAP)(3)	$(77)	$8	$108	$257	$466	$596	$774	$969	$1,176	$1,386	$1,588	$1,772	$1,923	$2,105	$2,281

(-) Cash Taxes	$(14)	$(25)	$(48)	$(48)	$(52)	$(89)	$(116)	$(145)	$(176)	$(208)	$(238)	$(266)	$(337)	$(421)	$(502)
(+) Depreciation & Amortization	$32	$36	$44	$54	$66	$70	$72	$71	$83	$94	$105	$116	$125	$134	$142
(-) CapEx	$(60)	$(40)	$(40)	$(40)	$(40)	$(50)	$(60)	$(71)	$(83)	$(94)	$(105)	$(116)	$(125)	$(134)	$(142)
(+) (Inc.) / Dec. in Working Capital and Deferred Revenue	$(24)	$(59)	$(23)	$(28)	$(55)	$(107)	$(171)	$(255)	$(322)	$(363)	$(314)	$(292)	$(159)	$(87)	$(61)

Unlevered Free Cash Flow(4)	$(143)	$(80)	$40	$194	$385	$419	$499	$569	$678	$815	$1,036	$1,214	$1,428	$1,597	$1,718

% Margin	(10)%	(5)%	2%	7%	12%	10%	10%	10%	10%	11%	12%	13%	14%	15%	15%

(1)	Excludes the impact of stock-based compensation.
(2)	EBIT calculated as net income before interest and taxes and is presented before the impact of stock-based compensation.
(3)	EBIT calculated as net income before interest and taxes and is presented after the impact of stock-based compensation.
(4)	Includes the impact of stock-based compensation.

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Updated Five-Year Plan and Related Extrapolations

($ in millions)

FYE December 31,	9mos Ended 12/31/19	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Revenue	$1,116	$1,773	$2,180	$2,677	$3,297	$4,023	$4,827	$5,696	$6,607	$7,532	$8,436	$9,280	$10,022	$10,724	$11,367

Gross Profit (non-GAAP)(1)	$1,012	$1,598	$1,961	$2,409	$2,975	$3,610	$4,307	$5,054	$5,830	$6,608	$7,359	$8,049	$8,642	$9,194	$9,689

EBIT (non-GAAP)(2)	$183	$315	$459	$644	$889	$1,080	$1,311	$1,564	$1,834	$2,113	$2,392	$2,659	$2,901	$3,137	$3,359

(-) Stock-Based Compensation	$(204)	$(307)	$(351)	$(387)	$(423)	$(484)	$(537)	$(594)	$(658)	$(727)	$(803)	$(886)	$(978)	$(1,032)	$(1,078)

EBIT (non-GAAP)(3)	$(21)	$8	$108	$257	$466	$596	$774	$969	$1,176	$1,386	$1,588	$1,772	$1,923	$2,105	$2,281

(-) Cash Taxes	$(10)	$(25)	$(48)	$(48)	$(52)	$(89)	$(116)	$(145)	$(176)	$(208)	$(238)	$(266)	$(337)	$(421)	$(502)
(+) Depreciation & Amortization	$47	$67	$77	$87	$100	$104	$106	$105	$118	$129	$140	$152	$162	$171	$179
(-) CapEx	$(43)	$(40)	$(40)	$(40)	$(40)	$(50)	$(60)	$(71)	$(83)	$(94)	$(105)	$(116)	$(125)	$(134)	$(142)
(+) (Inc.) / Dec. in Working Capital (ex-Deferred Revenue)	$(161)	$(185)	$(190)	$(224)	$(249)	$(316)	$(396)	$(490)	$(564)	$(600)	$(541)	$(500)	$(337)	$(251)	$(208)
(+) Inc. / (Dec.) in Deferred Revenue	$66	$95	$134	$163	$159	$174	$191	$200	$207	$202	$192	$172	$142	$128	$109

Unlevered Free Cash Flow(4)	$(121)	$(80)	$40	$194	$385	$419	$499	$569	$678	$815	$1,036	$1,214	$1,428	$1,597	$1,718

% Margin	(11)%	(5)%	2%	7%	12%	10%	10%	10%	10%	11%	12%	13%	14%	15%	15%

(1)	Excludes the impact of stock-based compensation.
(2)	EBIT calculated as net income before interest and taxes and is presented before the impact of stock-based compensation.
(3)	EBIT calculated as net income before interest and taxes and is presented after the impact of stock-based compensation.
(4)	Includes the impact of stock-based compensation.

Important Information About the Management Projections

The Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Updated Five-Year Plan and the related extrapolations for calendar years 2024 through 2033 were approved by Tableau for Goldman Sachs’ use in connection with its opinion and were relied upon by the Tableau Board in connection with its consideration of the offer, the merger and the transaction consideration. The SEC rules, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to Goldman Sachs or to the Tableau Board in connection with a proposed business combination like the merger if the disclosure is included in a document like this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not relied upon by Goldman Sachs for purposes of its opinion or by the Tableau Board in connection with its consideration of the merger agreement, the offer, the merger and the transaction consideration. Accordingly, Tableau has not provided a reconciliation of the financial measures included in the Management Projections to the relevant GAAP financial measures. In addition, the Management Projections were not prepared with a view towards complying with GAAP. The Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the merger.

While the Management Projections are presented with numerical specificity, the Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Tableau

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management’s control. Further, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the inability to complete the offer or merger, or the failure to satisfy other conditions to completion of the offer or the merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the merger, and risks and uncertainties pertaining to our business, including the risks and uncertainties detailed in our public periodic filings with the SEC. In addition, the ability to achieve the Management Projections may depend on, in part, whether or not the strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Tableau operates, and the risks and uncertainties described in the section of this Schedule 14D-9 titled “Cautionary Statements Regarding Forward-Looking Statements”, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Management Projections also reflect assumptions by Tableau management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Tableau business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may differ, and may differ materially, from those shown. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of Tableau, Goldman Sachs, Salesforce, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. None of Tableau, Goldman Sachs, Salesforce, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Management Projections. None of Tableau, Goldman Sachs, Salesforce, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Tableau compared to the information contained in the Management Projections or that forecasted results will be achieved.

In addition, the Management Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Tableau does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

The Management Projections were prepared by, and are the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Management Projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporation by reference relates to the Company’s previously issued financial statements. It does not extend to the Management Projections and should not be read to do so.

Opinion of Tableau’s Financial Advisor

Goldman Sachs rendered its opinion to the Tableau Board that, as of June 9, 2019 and based upon and subject to the factors and assumptions set forth therein, the transaction consideration to be paid to the holders of Tableau common stock (other than Salesforce and its affiliates) taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

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The full text of the written opinion of Goldman Sachs, dated June 9, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. The summary of the Goldman Sachs opinion contained in this document is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of Tableau Board in connection with its consideration of the transactions contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Tableau common stock should tender such shares of Tableau common stock in connection with the offer.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Tableau and Salesforce for the five fiscal years ended December 31, 2018 and January 31, 2019, respectively.

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Tableau and Salesforce;

•	certain other communications from Tableau and Salesforce to their respective stockholders;

•	certain publicly available research analyst reports for Tableau and Salesforce; and

•

certain internal financial analyses and forecasts for Tableau and certain financial analyses and forecasts for Salesforce pro forma for the transactions, in each case, as prepared by the management of Tableau and approved for Goldman Sachs’ use by Tableau (the “Forecasts”). For more information regarding the Forecasts, see above under the caption “—Projected Financial Information”.

Goldman Sachs also held discussions with members of the senior managements of Tableau and Salesforce regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions and the past and current business operations, financial condition, and future prospects of Tableau and Salesforce; reviewed the reported price and trading activity for the Class A common stock and the Salesforce common stock; compared certain financial and stock market information for Tableau and Salesforce with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the software industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Tableau’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Tableau’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tableau. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Tableau or Salesforce or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions will be obtained without any adverse effect on Tableau or Salesforce or on the expected benefits of the transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the transactions will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Tableau to engage in the transactions or the relative merits of the transactions as compared to any strategic alternatives that may be available to Tableau; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Tableau or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of Tableau common stock (other than Salesforce and its affiliates), as of the date of the opinion, of the transaction consideration

35.

to be paid to such holders, taken in the aggregate, pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transactions, including, any allocation of the transaction consideration payable pursuant to the merger agreement, including among the holders of Class A common stock and the holders of Class B common stock, the fairness of the transactions to, or any transaction consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Tableau; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tableau or any class of such persons in connection with the transactions, whether relative to the transaction consideration to be paid to the holders (other than Salesforce and its affiliates) of Tableau common stock, taken in the aggregate, pursuant to the merger agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which shares of Salesforce common stock will trade at any time or as to the impact of the transactions on the solvency or viability of Tableau or Salesforce or the ability of Tableau or Salesforce to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Tableau Board in connection with its consideration of the transactions and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of shares of Tableau common stock should tender such shares of Tableau common stock in connection with the offer. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Tableau Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 7, 2019, the last trading day before the public announcement of the transactions, and is not necessarily indicative of current market conditions.

Historical Exchange Ratio Analysis. Goldman Sachs reviewed the historical trading prices for Tableau common stock and Salesforce common stock for the 52-week period prior to June 7, 2019. Goldman Sachs calculated historical average exchange ratios over various periods by first dividing the closing price per share of Tableau common stock on each trading day during the period by the closing price per share of Salesforce common stock on the same trading day, and subsequently taking the average of these daily historical exchange ratios over such periods (such period, the “Average Exchange Ratio”). Goldman Sachs then calculated the premiums implied by the exchange ratio to the historical average exchange ratio over various periods. The following table presents the results of this analysis:

Historical Date or Period	Exchange Ratio	Premium of Exchange Ratio per Merger Agreement to Historical Average
Exchange Ratio per the merger agreement	1.103x	—
June 7, 2018	0.776x	42.1%
52-week high	0.940x	17.3%
5-day period ending June 7, 2019	0.754x	46.3%
10-day period ending June 7, 2019	0.745x	48.1%
30-day period ending June 7, 2019	0.755x	46.2%
90-day period ending June 7, 2019	0.783x	41.0%

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Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes of Tableau common stock for the 90-day period ended June 7, 2019. This analysis indicated that the implied price per share to be paid to Tableau stockholders based on the exchange ratio of 1.103x pursuant to the merger agreement represented:

•	a premium of 52.1% based on the average closing trading price of $116.93 per share of Tableau common stock during the 5-day period prior to June 7, 2019;

•	a premium of 54.6% based on the average closing trading price of $115.09 per share of Tableau common stock during the 10-day period prior to June 7, 2019;

•	a premium of 49.7% based on the average closing trading price of $118.80 per share of Tableau common stock during the 30-day period prior to June 7, 2019; and

•	a premium of 43.2% based on the average closing trading price of $124.19 per share of Tableau common stock during the 90-day period prior to June 7, 2019.

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Tableau. Using discount rates ranging from 8.0% to 10.0%, reflecting estimates of Tableau’s weighted average cost of capital, Goldman Sachs discounted to present value as of Tableau’s latest reported balance sheet date of March 31, 2019 using the mid-year convention, (i) estimates of unlevered free cash flow for Tableau for the nine months ended December 31, 2019 and years 2020 through 2033 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Tableau, which were calculated by applying perpetuity growth rates ranging from 2.5% to 4.5%, to a terminal year estimate of free cash flow to be generated by Tableau as reflected in the Forecasts (which analysis implied exit terminal year multiples for next twelve months net operating profit after tax ranging from 13.5x to 28.7x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Tableau’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Tableau, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for Tableau by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Tableau the net cash held by Tableau, in each case, as provided by the management of Tableau to derive a range of illustrative equity values for Tableau. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Tableau, as provided by the management of Tableau to calculate a range of implied equity values per share of Tableau common stock of $114 to $239, as rounded to the nearest dollar, which implied an illustrative range of exchange ratios of 0.710x to 1.480x per share of Tableau common stock based on the closing price per share of $161.27 of Salesforce common stock as of June 7, 2019.

Precedent Premium Analysis. Using publicly available information, Goldman Sachs reviewed and analyzed acquisition premia for transactions announced during the time period from January 1, 2016 through June 7, 2019, involving a public company based in the United States in the technology industry as the target, where the disclosed transaction value was over $500 million. For the entire period, Goldman Sachs calculated the 25th and 75th percentile premia of the price paid in the transactions relative to the target company’s stock price as of certain dates and certain time periods, as described below.

Goldman Sachs calculated the 25th and 75th percentile premia relative to the target company’s stock price one trading day prior to the announcement of the applicable transaction. This analysis indicated a 25th and 75th percentile premium of 11.0% and 33.8%, respectively. Using this analysis, Goldman Sachs applied an illustrative reference range of premia ranging from 11.0% to 33.8% to the closing price per share of Class A common stock of $125.21 per share as of June 7, 2019, which was one trading day prior to the announcement of the transactions contemplated by the merger agreement, and calculated a range of implied equity values per share of Tableau

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common stock of $139 to $168, as rounded to the nearest dollar, which implied an illustrative range of exchange ratios of 0.862x to 1.039x per share of Tableau common stock based on the closing price per share of Salesforce common stock of $161.27 as of June 7, 2019.

Goldman Sachs also calculated the 25th and 75th percentile premia relative to the target company’s stock price 30 trading days prior to the announcement of the applicable transaction. This analysis indicated a 25th and 75th percentile premium of 21.2% and 45.5%, respectively. Using this analysis, Goldman Sachs applied an illustrative reference range of premia ranging from 21.2% to 45.5% to the closing price per share of Class A common stock of $120.70 per share as of April 26, 2019, which was 30 trading days prior to the announcement of the transactions contemplated by the merger agreement, and calculated a range of implied equity values per share of Tableau common stock of $146 to $176, as rounded to the nearest dollar, which implied a range of illustrative exchange ratios of 0.907x to 1.089x per share of Tableau common stock based on the closing price per share of Salesforce common stock of $161.27 as of June 7, 2019.

Goldman Sachs also calculated the 25th and 75th percentile premia (discount) relative to the target company’s stock price at its 52-week high prior to the announcement of the applicable transaction. This analysis indicated a 25th and 75th percentile premium of (2.2%) and 11.6%, respectively. Using this analysis, Goldman Sachs applied an illustrative reference range of premia (discount) of (2.2%) to 11.6% to the closing price per share of Class A common stock of $136.64 per share as of March 21, 2019, which was the date that the Class A common stock reached its 52-week high prior to the announcement of the transactions contemplated by the merger agreement, and calculated a range of implied equity values per share of Tableau common stock of $134 to $152, as rounded to the nearest dollar, which implied a range of illustrative exchange ratios of 0.829x to 0.946x per share of Tableau common stock based on the closing price per share of Salesforce common stock of $161.27 as of June 7, 2019.

38.

Precedent Transactions Analysis. Goldman Sachs analyzed certain information relating to the following transactions in the software industry announced between October 2011 and June 2019.

Selected Transactions
Announcement Date	Acquirer	Target	NTM Transaction Revenue Multiple	Growth-Adjusted NTM Transaction Revenue Multiple
October 2011	Oracle Corp.	RightNow Technologies, Inc.	6.5x	0.34x
December 2011	SAP SE	SuccessFactors, Inc.	8.7x	0.23x
February 2012	Oracle Corp.	Taleo Corp	5.3x	0.23x
May 2012	SAP America, Inc.	Ariba, Inc.	7.7x	0.59x
December 2012	Oracle Corp.	Eloqua, Inc.	8.1x	0.41x
June 2013	Salesforce	ExactTarget, Inc.	6.4x	0.26x
July 2013	Cisco Systems, Inc.	Sourcefire Inc.	8.1x	0.32x
December 2013	Oracle Corp.	Responsys, Inc.	6.7x	0.37x
September 2014	SAP America, Inc.	Concur Technologies, Inc.	9.9x	0.46x
October 2015	Silver Lake Management, LLC / Thoma Bravo, LLC	Solarwinds Corp.	7.7x	0.42x
April 2016	Oracle Corp.	Textura Corp.	6.1x	0.24x
May 2016	Vista Equity Partners	Marketo, Inc.	5.9x	0.22x
June 2016	Microsoft Corp.	LinkedIn Corp.	6.8x	0.32x
June 2016	Salesforce	Demandware Inc.	8.9x	0.34x
July 2016	Oracle Corp.	NetSuite Inc.	9.2x	0.31x
January 2018	SAP America, Inc.	Callidus Software, Inc.	7.9x	0.43x
March 2018	Salesforce	Mulesoft, Inc.	15.7x	0.40x
June 2018	Workday, Inc.	Adaptive Insights, Inc.	10.9x	0.45x
July 2018	Broadcom Inc.	CA, Inc.	4.3x	NM
October 2018	Twilio Inc.	SendGrid, Inc.	11.5x	0.46x
October 2018	IBM Corp.	Red Hat, Inc.	9.4x	0.65x
October 2018	Cloudera, Inc.	Hortonworks, Inc.	5.3x	0.25x
November 2018	Vista Equity Partners	Apptio, Inc.	7.1x	0.47x
December 2018	Vista Equity Partners	Mindbody, Inc.	6.7x	0.28x
February 2019	Hellman & Friedman	The Ultimate Software Group, Inc.	8.3x	0.42x

While none of the companies that participated in the selected transactions are directly comparable to Tableau, the companies that participated in the selected transactions are companies with operations, results, market sizes and product profiles that, for the purposes of analysis, may be considered similar to that of Tableau.

For each of the selected transactions, Goldman Sachs calculated and compared the estimated transaction enterprise value, which is (x) the announced per share consideration paid or payable in the applicable transaction multiplied by the number of fully diluted outstanding shares of the target company plus (y) the net debt of the target company, in each case based on data obtained from public filings, as a multiple of the target’s estimated next twelve months revenue from the announcement date of the transaction based on Institutional Broker’s Estimate System (“IBES”) consensus estimates and Wall Street Research (which we refer to as the “NTM transaction revenue multiple”). Goldman Sachs then applied an illustrative range of NTM transaction revenue multiples of 7.0x to 10.0x to the next twelve months revenue of Tableau reflected in the Forecasts, and calculated a range of implied equity values per share of Tableau common stock of $121 to $167, as rounded to the nearest dollar, which implied an illustrative range of exchange ratios of 0.748x to 1.038x per share of Tableau common stock based on the closing price per share of $161.27 of Salesforce common stock as of June 7, 2019. The illustrative range was selected by Goldman Sachs based on its professional judgment and experience, taking into consideration, among other things, the observed multiples for the selected transactions.

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Goldman Sachs also calculated and compared the estimated transaction enterprise value for each of the selected transactions, as a multiple of the target’s estimated growth-adjusted next twelve months revenue from the announcement date of the transaction based on IBES consensus estimates and Wall Street Research (which we refer to as the “growth-adjusted NTM transaction revenue multiple”). Goldman Sachs then applied an illustrative range of growth-adjusted NTM transaction revenue multiples of 0.30x to 0.50x to the next twelve months revenue of Tableau reflected in the Forecasts, and calculated a range of implied equity values per share of Tableau common stock of $105 to $167, as rounded to the nearest dollar, which implied an illustrative range of exchange ratios of 0.651x to 1.038x per share of Tableau common stock based on the closing price per share of $161.27 of Salesforce common stock as of June 7, 2019. The illustrative range was selected by Goldman Sachs based on its professional judgment and experience, taking into consideration, among other things, the observed multiples for the selected transactions.

Public Comparables Analysis. Goldman Sachs reviewed and compared certain financial information for Tableau to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the software industry (collectively referred to as the “selected companies”):

•	Alteryx, Inc.

•	Atlassian Corp. Plc

•	DocuSign, Inc.

•	Dropbox, Inc.

•	HubSpot, Inc.

•	MongoDB, Inc.

•	New Relic, Inc.

•	Okta, Inc.

•	Pegasystems Inc.

•	Smartsheet Inc.

•	Splunk Inc.

•	Talend S.A.

•	Workday, Inc.

•	Zendesk, Inc.

Although none of the selected companies is directly comparable to Tableau, the companies included were chosen by Goldman Sachs utilizing its professional judgment because they are companies with operations, results, market sizes and product profiles that, for the purposes of analysis, may be considered similar to that of Tableau.

Goldman Sachs calculated and compared the enterprise value of each selected company as a multiple of its estimated growth-adjusted calendar year 2020 revenue (which we refer to as the “growth-adjusted EV / CY20 revenue multiple”) based on the Forecasts for Tableau and IBES estimates and Bloomberg data for Tableau, Salesforce and the selected companies. The results of this analysis are as follows:

Growth-adjusted EV / CY20 Rev. Multiple
Tableau	Forecasts	0.31x
	IBES Estimates	0.33x
Median of Selected Companies	IBES Estimates	0.25x

40.

Present Value of Future Share Price Analysis—Tableau Standalone. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Tableau common stock, which is designed to provide an indication of the present value of a theoretical future value of Tableau’s equity as a function of Tableau’s financial multiples. For this analysis, Goldman Sachs used the Forecasts for each of the calendar years 2019 to 2021. Goldman Sachs first calculated the implied future enterprise value of Tableau as of March 31, 2019 and as of December 31, 2019 and 2020, by applying a range of enterprise value to forward revenue multiples of 7.5x to 8.5x to the revenue estimates for Tableau contained in the Forecasts for each of the calendar years 2019 through 2021. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average enterprise value to revenue multiples for Tableau and the forward enterprise to revenue multiples for the selected companies. Goldman Sachs then added estimated net cash as of the relevant year end per the Forecasts to such future enterprise values in order to calculate the implied future equity values. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Tableau, as provided by the management of Tableau. Goldman Sachs then discounted implied December 31, 2019 and 2020 per share equity values back to March 31, 2019 using an illustrative discount rate of 8.5%, reflecting an estimate of Tableau’s cost of equity. Goldman Sachs derived such illustrative discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Tableau, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in an illustrative range of implied present values of $121 to $176 per share of Tableau common stock, as rounded to the nearest dollar.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Tableau, Salesforce or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Tableau Board as to the fairness from a financial point of view of the transaction consideration to be paid to the holders of Tableau common stock (other than Salesforce and its affiliates) taken in the aggregate, pursuant to the merger agreement.

These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Tableau, Salesforce, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The transaction consideration was determined through arm’s-length negotiations between Tableau and Salesforce and was approved by the Tableau Board. Goldman Sachs provided advice to Tableau during these negotiations. Goldman Sachs did not, however, recommend any specific amount of transaction consideration to Tableau or the Tableau Board or that any specific amount of transaction consideration constituted the only appropriate transaction consideration for the contemplated transactions.

As described above, Goldman Sachs’ opinion to the Tableau Board was one of many factors taken into consideration by the Tableau Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

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Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or with which they co-invest or have other economic interests, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Tableau, Salesforce, or any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the merger agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to Tableau in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the merger agreement. During the two year period ended June 9, 2019, the Investment Banking Division of Goldman Sachs has not been engaged by Tableau or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. During the two year period ended June 9, 2019, the Investment Banking Division of Goldman Sachs has not been engaged by Salesforce or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Tableau, Salesforce and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Tableau Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the merger agreement. Pursuant to a letter agreement dated February 25, 2019, Tableau engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the merger agreement. The engagement letter between Tableau and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $82.0 million, all of which is contingent upon consummation of the transactions. In addition, Tableau has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Goldman Sachs in “Item 4. The Solicitation or Recommendation—Opinion of Tableau’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither Tableau nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Tableau on its behalf with respect to the offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to shares of Tableau common stock have been effected during the sixty days prior to the date of this Schedule 14D-9 by Tableau or, to Tableau’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Adam Selipsky	5/16/2019	8,176	123.06	Sale of Class A common stock
	5/16/2019	819	123.81	Sale of Class A common stock
	5/20/2019	585	117.94	Sale of Class A common stock pursuant to Rule 10b-5
	5/20/2019	2,032	118.91	Sale of Class A common stock pursuant to Rule 10b-5
	5/20/2019	216	119.57	Sale of Class A common stock pursuant to Rule 10b-5
	5/21/2019	2,174	118.14	Sale of Class A common stock pursuant to Rule 10b-5
	5/21/2019	333	118.97	Sale of Class A common stock pursuant to Rule 10b-5
	5/21/2019	326	120.04	Sale of Class A common stock pursuant to Rule 10b-5
	5/29/2019	346	112.10	Sale of Class A common stock pursuant to Rule 10b-5

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Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
	5/29/2019	2,153	113.51	Sale of Class A common stock pursuant to Rule 10b-5
	5/29/2019	334	114.07	Sale of Class A common stock pursuant to Rule 10b-5
	5/30/2019	2,517	112.82	Sale of Class A common stock pursuant to Rule 10b-5
	5/30/2019	316	113.88	Sale of Class A common stock pursuant to Rule 10b-5
	5/31/2019	151	95.60	Purchase of Class A common stock under ESPP
	6/4/2019	766	110.07	Sale of Class A common stock pursuant to Rule 10b-5
	6/4/2019	889	111.08	Sale of Class A common stock pursuant to Rule 10b-5
	6/4/2019	1,178	112.09	Sale of Class A common stock pursuant to Rule 10b-5
	6/5/2019	346	114.94	Sale of Class A common stock pursuant to Rule 10b-5
	6/5/2019	437	116.15	Sale of Class A common stock pursuant to Rule 10b-5
	6/5/2019	466	116.88	Sale of Class A common stock pursuant to Rule 10b-5
	6/5/2019	390	117.73	Sale of Class A common stock pursuant to Rule 10b-5
	6/5/2019	394	118.97	Sale of Class A common stock pursuant to Rule 10b-5
	6/5/2019	594	120.33	Sale of Class A common stock pursuant to Rule 10b-5
	6/5/2019	208	121.61	Sale of Class A common stock pursuant to Rule 10b-5
William Bosworth	5/21/2019	2,051	0.00	Grant of restricted stock units of Class A common stock
Elliott Jurgensen, Jr.	5/21/2019	2,051	0.00	Grant of restricted stock units of Class A common stock
Hilarie Koplow-McAdams	5/17/2019	228	122.03	Sale of Class A common stock pursuant to Rule 10b-5
	5/21/2019	2,051	0.00	Grant of restricted stock units of Class A common stock
Gerri Martin-Flickinger	5/21/2019	2,051	0.00	Grant of restricted stock units of Class A common stock
John McAdam	5/7/2019	15,000	9.30	Stock option exercise of Class B common stock
	5/7/2019	15,000	0.00	Conversion of Class B common stock to Class A common stock
	5/7/2019	2,694	120.35	Sale of Class A common stock pursuant to Rule 10b-5
	5/7/2019	10,629	121.26	Sale of Class A common stock pursuant to Rule 10b-5
	5/7/2019	1,677	121.91	Sale of Class A common stock pursuant to Rule 10b-5
	5/21/2019	2,051	0.00	Grant of restricted stock units of Class A common stock
Brooke Seawell	5/21/2019	2,051	0.00	Grant of restricted stock units of Class A common stock
	6/17/2019	10,000	6.04	Stock option exercise of Class B common stock
	6/17/2019	10,000	0.00	Conversion of Class B common stock to Class A common stock
	6/18/2019	10,000	0.00	Conversion of Class B common stock to Class A common stock
Damon Fletcher	5/16/2019	1,204	123.50	Sale of Class A common stock
	5/20/2019	1,897	119.51	Sale of Class A common stock pursuant to Rule 10b-5
	5/31/2019	100	95.60	Purchase of Class A common stock under ESPP
Keenan Conder	5/16/2019	1,564	123.49	Sale of Class A common stock
	5/31/2019	186	95.60	Purchase of Class A common stock under ESPP
Dan Miller	5/16/2019	3,100	123.29	Sale of Class A common stock
	5/31/2019	201	95.60	Purchase of Class A common stock under ESPP
Mark Nelson	5/16/2019	5,891	123.14	Sale of Class A common stock
		200	123.84	Sale of Class A common stock

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the offer, Tableau is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving Tableau or any subsidiary of Tableau; (ii) a purchase, sale or transfer of a material amount of assets of Tableau or any subsidiary of Tableau; (iii) an exchange offer for or

43.

other acquisition of Tableau’s securities by Tableau, any subsidiary of Tableau or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Tableau. As described in the merger agreement, the Tableau Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Tableau Board, agreement in principle or signed contract that is entered into in response to the offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in “The Offer—Conditions of the Offer” in the offer to exchange is incorporated herein by reference.

Regulatory Approvals

HSR Act

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period requirements have been satisfied. The waiting period under the HSR Act is 30 calendar days, unless the waiting period is terminated earlier or extended by a request for additional information and documents (a “Second Request”). If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. The merger is subject to the provisions of the HSR Act and therefore cannot be completed until Tableau and Salesforce each files a notification and report form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. Tableau and Salesforce made the necessary filings with the FTC and the DOJ on June 14, 2019.

At any time before or after consummation of the merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the merger will not be made or that, if a challenge is made, we will prevail. See “The Offer—Conditions of the Offer” in the offer to exchange.

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German Antitrust Approval

The German Act Against Restraints of Competition of 1958, as amended (the “German ARC”) imposes a pre-merger notification requirement on transactions that qualify as concentrations in the meaning of the law and meet certain specified turnover thresholds, which the present merger meets. Accordingly, consummation of the merger is conditional upon the merger being cleared by the Bundeskartellamt (Federal Cartel Office, “FCO”). Clearance is considered granted if, after a transaction has been notified, the applicable one-month waiting period expires without the decision by the FCO to open Phase II proceedings or if the FCO explicitly clears the transaction before the expiration of the waiting period. If the FCO initiates Phase II proceedings, clearance is granted by way of a formal decision, or, if the decision is not served upon the notifying undertakings within a period of four months from receipt of the complete notification, is deemed to be granted. Salesforce notified the FCO of the proposed transaction on June 21, 2019.

Legal Proceedings

There are currently no legal proceedings relating to the offer or the merger.

No Appraisal Rights

Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because shares of Tableau common stock are listed on NYSE, and the transaction consideration consists of only shares of Salesforce common stock, which are listed on NYSE, and cash in lieu of fractional shares, holders of Tableau common stock are not entitled to appraisal rights in the merger with respect to their shares of Tableau common stock.

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

•	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of

45.

stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the merger agreement, the offer and the merger, the Tableau Board adopted a resolution approving the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger for purposes of Section 203 of the DGCL, but only insofar as each of the offer and the merger are consummated in accordance with the terms of the merger agreement.

Stockholder Approval Not Required

On June 9, 2019, the Tableau Board unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger are fair to, and in the best interests of, Tableau and the Tableau stockholders, (b) determined that it is in the best interests of Tableau and its stockholders and declared it advisable to enter into the merger agreement, (c) approved the execution and delivery by Tableau of the merger agreement, the performance by Tableau of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions contained in the merger agreement, and (d) resolved to recommend, and recommended, that the Tableau stockholders accept the offer and tender their shares of Tableau common stock to the Purchaser pursuant to the offer.

If Purchaser acquires, pursuant to the offer, a number of shares of Tableau common stock that, when considered together with all other shares of Tableau common stock (if any) otherwise beneficially owned by Salesforce or any of its wholly owned subsidiaries (including Purchaser), represent at least a majority of the aggregate voting power of the shares of Tableau common stock outstanding immediately after the consummation of the offer, Purchaser will be able to effect the merger after consummation of the offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

Cautionary Statements Regarding Forward-Looking Statements

Information both included and incorporated by reference in this document may contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “expects,” “anticipates,” “aims,” “projects,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “assumes,” “may,” “should,” “could,” “would,” “foresees,” “forecasts,” “predicts,” “targets,” variations of such words and similar expressions are intended to identify such forward-looking statements, which may consist of, among other things, trend analyses and statements regarding future events, future financial performance, anticipated growth and industry prospects. Forward-looking statements may include, among other things, statements about the potential benefits of the proposed transaction, Tableau’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Tableau, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Tableau to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; Salesforce’s ability to successfully integrate Tableau’s operations; Salesforce’s ability to implement its plan, forecasts and other expectations with respect to Tableau’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Tableau’s shares being validly tendered into the exchange offer to meet the minimum tender condition; Tableau’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of Tableau’s common stock or on Tableau’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions

46.

related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for Tableau’s products and services and customer response to Tableau’s subscription offerings; ability to attract, integrate and retain qualified personnel; Tableau’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Where You Can Find More Information

Tableau and Salesforce are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Tableau and Salesforce are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Tableau or Salesforce, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at www.sec.gov.

The SEC allows Tableau to “incorporate by reference” information into this Schedule 14D-9, which means that Tableau can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Tableau incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Tableau’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 22, 2019;

•	Tableau’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed on May 6, 2019;

•	Tableau’s Proxy Statement on Schedule 14A, filed on April 9, 2019;

•	Tableau’s Current Reports on Form 8-K filed on February 22, 2019, May 24, 2019, June 10, 2019 and June 10, 2019 (as amended on June 12, 2019).

Tableau also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

47.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated July 3, 2019 (incorporated by reference to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

(a)(1)(C)	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

(a)(4)	Prospectus/Offer to Exchange, dated July 3, 2019 (incorporated by reference to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

(a)(5)(A)	Joint Press Release, dated June 10, 2019, issued by Salesforce and Tableau (incorporated by reference to Exhibit 99.1 to the Form 8-K/A filed by Tableau with the SEC on June 12, 2019)

(a)(5)(B)	Investor Presentation, dated June 10, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K/A filed by Tableau with the SEC on June 12, 2019)

(a)(5)(C)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO filed by Salesforce with the SEC on July 3, 2019)

(a)(5)(D)*	Opinion of Goldman Sachs & Co. LLC, dated June 9, 2019 (included as Annex A to this Schedule 14D-9)

(a)(5)(E)	Certain communications by Salesforce in connection with the transactions (incorporated by reference to the Form 425 filed by Salesforce with the SEC on June 10, 2019)

(a)(5)(F)	Certain communications by Tableau in connection with the transactions (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 10, 2019)

(a)(5)(G)	Transcripts of all hands meeting and founders video, first used June 10, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 10, 2019)

(a)(5)(H)	Transcript of joint investor conference call, dated June 10, 2019 (incorporated by reference to the Form 425 filed by Salesforce with the SEC on June 12, 2019)

(a)(5)(I)	Interview of Marc Benioff, Chief Executive Officer of Salesforce, on CNBC’s Mad Money, dated June 10, 2019 (incorporated by reference to the Form 425 filed by Salesforce with the SEC on June 11, 2019)

(a)(5)(J)	Transcript of video of Andrew Beers, Chief Technology Officer, first used June 11, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 11, 2019)

(a)(5)(K)	Interview of Adam Selipsky, Chief Executive Officer of Tableau, on CNBC’s Mad Money, dated June 11, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 12, 2019)

(a)(5)(L)	Article by GeekWire, dated June 11, 2019 and Tableau social media post (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 12, 2019)

(a)(5)(M)	FAQ for Salesforce distribution team (incorporated by reference to the Form 425 filed by Salesforce with the SEC on June 13, 2019)

48.

Exhibit No.	Description

(a)(5)(N)	FAQ for Tableau employees and social media post by Adam Selipsky, dated June 12, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 13, 2019)

(a)(5)(O)	Social media post by Adam Selipsky, dated June 14, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 14, 2019)

(a)(5)(P)	Chatter Post by Mike Rosenbaum, Executive Vice President, Product, of Salesforce, dated as of June 14, 2019 and FAQ (incorporated by reference to the Form 425 filed by Salesforce with the SEC on June 14, 2019)

(a)(5)(Q)	FAQ for Tableau employees, first used on June 17, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 17, 2019)

(a)(5)(R)	Certain articles by GeekWire, the Seattle Times and the Wall Street Journal (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 17, 2019)

(a)(5)(S)	Interview of Adam Selipsky on podcast by GeekWire, dated June 15, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 18, 2019)

(a)(5)(T)	Article by ComputerWeekly, dated June 18, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 18, 2019)

(a)(5)(U)	Article by LeMagIT, dated June 18, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 19, 2019)

(a)(5)(V)	Article by The Information, dated June 19, 2019 (incorporated by reference to the Form 425 filed by Salesforce with the SEC on June 20, 2019)

(a)(5)(W)	Article by Informatique News, dated June 19, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 21, 2019)

(a)(5)(X)	Article by Le Monde Informatique, dated June 19, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 21, 2019)

(a)(5)(Y)	Article by the Hong Kong Economic Times, dated June 24, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 25, 2019)

(a)(5)(Z)	Article by Business Insider, dated June 25, 2019 and article by Computerworld UK, dated June 25, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 25, 2019)

(a)(5)(AA)	Email by Michele Yetman to all Tableau employees, dated June 28, 2019 (incorporated by reference to the Form 425 filed by Tableau with the SEC on June 28, 2019)

(e)(1)	Agreement and Plan of Merger, dated June 9, 2019, by and among Salesforce, Sausalito Acquisition Corp. and Tableau (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Salesforce with the SEC on June 10, 2019)

(e)(2)	Letter Agreement, dated June 9, 2019, by and among Salesforce, Sausalito Acquisition Corp., Christian Chabot, Patrick Hanrahan and Christopher Stolte (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Salesforce with the SEC on June 10, 2019)

(e)(3)	Confidentiality Agreement, dated February 27, 2019, by and between Salesforce and Tableau (incorporated by reference to Exhibit 99.5 to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

(e)(4)	Exclusivity Agreement, dated May 18, 2019, by and between Salesforce and Tableau (incorporated by reference to Exhibit 99.6 to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

49.

Exhibit No.	Description

(e)(5)	Letter Amendment to Exclusivity Agreement, dated June 4, 2019, by and between Salesforce and Tableau (incorporated by reference to Exhibit 99.7 to the Form S-4 filed by Salesforce with the SEC on July 3, 2019)

(e)(6)	Tableau Definitive Proxy Statement (incorporated by reference to Schedule 14A filed by Tableau with the SEC on April 9, 2019)

(e)(7)	Tableau Software, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form S-1 (File No. 333-187683), filed by Tableau with the SEC on April 2, 2013)

(e)(8)	Forms of Option Agreement and Option Grant Notice under the Tableau Software, Inc. 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form S-1 (File No. 333-187683), filed by Tableau with the SEC on April 2, 2013)

(e)(9)	Tableau Software, Inc. 2013 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Tableau with the SEC on May 13, 2016)

(e)(10)	Forms of Option Agreement and Option Grant Notice under the Tableau Software, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Form S-1 (File No. 333-187683), filed by Tableau with the SEC on April 2, 2013)

(e)(11)	Forms of Restricted Stock Unit Award Agreement and Restricted Stock Unit Award Grant Notice under the Tableau Software, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q (File No. 001-35925) filed by Tableau with the SEC on August 9, 2013)

(e)(12)	Forms of Performance Restricted Stock Unit Award Agreement and Performance Restricted Stock Unit Award Grant Notice under the Tableau Software, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Form 10-K filed by Tableau with the SEC on February 22, 2019)

(e)(13)	Tableau 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Form S-1 (File No. 333-187683), filed by Tableau with the SEC on April 2, 2013)

(e)(14)*	Offer Letter, by and between Tableau and Patrick Hanrahan, dated August 20, 2004

(e)(15)	Offer Letter, by and between Tableau and Christian Chabot, dated April 26, 2013 (incorporated by reference to Exhibit 10.7 to the Form S-1/A (File No. 333-187683), filed by Tableau with the SEC on May 6, 2013)

(e)(16)	Offer Letter, by and between Tableau and Christopher Stolte, dated April 26, 2013 (incorporated by reference to Exhibit 10.8 to the Form S-1/A (File No. 333-187683), filed by Tableau with the SEC on May 6, 2013)

(e)(17)	Offer Letter, by and between Tableau and Thomas E. Walker, Jr., dated April 26, 2013 (incorporated by reference to Exhibit 10.9 to the Form S-1/A (File No. 333-187683), filed by Tableau with the SEC on May 6, 2013)

(e)(18)	Offer Letter, by and between Tableau and Elissa Fink, dated June 13, 2007 (incorporated by reference to Exhibit 10.11 to the Form S-1/A (File No. 333-187683), filed by Tableau with the SEC on May 6, 2013)

(e)(19)	Offer Letter, by and between Tableau and Keenan Conder, dated December 16, 2011 (incorporated by reference to Exhibit 10.12 to the Form S-1/A (File No. 333-187683), filed by Tableau with the SEC on May 6, 2013)

(e)(20)	Form of Conversion Agreement, by and between Tableau and each of Christian Chabot, Christopher Stolte and Patrick Hanrahan (incorporated by reference to Exhibit 10.13 to the Form S-1 (File No. 333-187683), filed by Tableau with the SEC on April 2, 2013)

50.

Exhibit No.	Description

(e)(21)	Employment Agreement, by and between Tableau and Adam Selipsky, dated August 8, 2016 (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Tableau with the SEC on November 4, 2016)

(e)(22)	Employment Agreement, by and between Tableau and Daniel Miller, dated January 19, 2017 (incorporated by reference to Exhibit 10.17 to the Form 10-K filed by Tableau with the SEC on February 23, 2017)

(e)(23)	Offer Letter, by and between Tableau and Mark Nelson, dated April 5, 2018 (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Tableau with the SEC on August 6, 2018)

(e)(24)	Amended Offer Letter, by and between Tableau and Damon Fletcher, dated July 20, 2018 (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by Tableau with the SEC on August 6, 2018)

(e)(25)	Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.21 to the Form S-1 (File No. 333-187683), filed by Tableau with the SEC on April 2, 2013)

(e)(26)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Form S-1 (File No. 333-187683), filed by Tableau with the SEC on April 2, 2013)

(e)(27)*	Offer Letter, by and between Salesforce and Adam Selipsky, dated June 9, 2019

(e)(28)*	Offer Letter, by and between Salesforce and Damon Fletcher, dated June 9, 2019

(e)(29)*	Offer Letter, by and between Salesforce and Keenan Conder, dated June 9, 2019

(e)(30)*	Offer Letter, by and between Salesforce and Dan Miller, dated June 9, 2019

(e)(31)*	Offer Letter, by and between Salesforce and Mark Nelson, dated June 9, 2019

*	Filed herewith

51.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABLEAU SOFTWARE, INC.

Date: July 3, 2019	By:	/s/ Keenan M. Conder
Keenan M. Conder
Executive Vice President, General Counsel and Corporate Secretary

ANNEX A

OPINION OF GOLDMAN SACHS & CO. LLC

Annex A

200 WEST STREET | NEW YORK, NY 10282-2198

Tel: 212-901-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

June 9, 2019

Board of Directors

Tableau Software, Inc.

837 North 34th Street, Suite 200

Seattle, WA 98103

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than salesforce.com, inc. (“Salesforce”) and its affiliates) of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and Class B common stock, par value $0.0001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Shares”) of Tableau Software, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of June 9, 2019 (the “Agreement”), by and among Salesforce, Sausalito Acquisition Corp., a wholly owned subsidiary of Salesforce (“Purchaser”), and the Company. The Agreement provides for an exchange offer for all of the Shares (the “Exchange Offer”) pursuant to which Purchaser will exchange 1.103 shares of common stock, par value $0.001 per share (the “Salesforce Common Stock”), of Salesforce (the “Consideration”) for each Share accepted. The Agreement further provides that, following completion of the Exchange Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding Share (other than Cancelled Shares (as defined in the Agreement) and Converted Shares (as defined in the Agreement)) will be converted into the right to be paid the Consideration.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Salesforce, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, Salesforce and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Salesforce for the five fiscal years ended December 31, 2018 and January 31, 2019, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Salesforce; certain other communications from the Company and

Board of Directors

Tableau Software, Inc.

June 9, 2019

Salesforce to their respective stockholders; certain publicly available research analyst reports for the Company and Salesforce; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Salesforce pro-forma for the Transaction, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior managements of the Company and Salesforce regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Salesforce; reviewed the reported price and trading activity for the Class A Common Stock and Salesforce Common Stock; compared certain financial and stock market information for the Company and Salesforce with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the software industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Salesforce or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Salesforce or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Salesforce and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders, taken in the aggregate, pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, any allocation of the Consideration payable pursuant to the Agreement, including among the holders of Class A Common Stock and Class B Common Stock, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Salesforce and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Salesforce Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Salesforce or the ability of the Company or Salesforce to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information

Board of Directors

Tableau Software, Inc.

June 9, 2019

made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Salesforce and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS & CO. LLC)

A-4